FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2007.

Total number of pages: 88

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. On June 23, 2006, Nidec Corporation files its Annual Report (“Yuukashouken-houkokusho”) for the year ended March 31, 2006 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

(Translation in English)
Document submitted:	“Yukashoken-hokokusyo” (Annual Securities Report)
Statutory ground:	Article 24, Paragraph 1, Securities and Exchange Law
Submitted to:	Chief of the Kanto Local Finance Bureau
Submission date:	June 23, 2006
Financial Period:	From April 1, 2005 to March 31, 2006
Company name:	Nidec Corporation
Representative:	Chairman, President and CEO Shigenobu Nagamori
Address of headquarters:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Contact person:	Hidetoshi Matsuhashi, Director, Accounting Department
Contact address:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Institution to make available for public inspection:	Tokyo Stock Exchange, Osaka Securities Exchange

Chapter 1 Corporate Profile

Section 1 Corporate overview

1. Financial highlights

(1) Consolidated Financial Highlights (¥ Million except per share amount, % and the number of employees)

1. Japanese GAAP

	Fiscal year ended March 31,
	2002	2003	2004	2005	2006
Sales	281,069	298,641	329,003	-	-
Recurring income	17,658	17,816	23,676	-	-
Net income	6,461	6,485	11,448	-	-
Shareholders’ equity	89,551	90,142	104,681	-	-
Total assets	299,013	305,318	433,706	-	-
Net assets per share	1,408.87	1,416.14	1,607.93	-	-
Net income per share (common)	101.67	100.08	176.20	-	-
Net income per share (diluted)	97.09	95.66	169.74	-	-
Shareholders’ equity / total assets	29.9%	29.5%	24.1%	-	-
Earnings on equity	7.5%	7.2%	11.8%	-	-
Price-earnings ratio	84.1	66.7	61.4	-	-
Net cash provided by operating activities	28,758	29,224	34,234	-	-
Net cash used in investing activities	(25,155)	(29,168)	(43,591)	-	-
Net cash used in or provided by financing activities	(3,664)	(2,717)	37,386	-	-
Cash and cash equivalents at end of period	53,586	49,315	73,603	-	-
Number of employees	35,115	40,932	59,140	-	-
(Add temporary workers)	(5,162)	(5,632)	(9,007)	-	-

Note (1)

The company has been preparing financial highlights information in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28, 1976) since the financial period ended March 31, 2005.  Consolidated financial statements were prepared based on U.S. GAAP. As a result, corresponding figures in the above based on Japanese GAAP are not included.

(2) Amounts represented by millions of yen were rounded down to the nearest million yen.

(3) Consumption taxes were excluded from sales amount.

(4) Net asset per share and net income per share (common, diluted) are represented pursuant to new Japanese regulations applicable starting the period ended March 31, 2003.

2. U.S.GAAP

	Fiscal year ended March 31,
	2005	2006
Sales	485,861	536,858
Income before provision for income taxes	57,290	64,378
Net income	33,455	40,949
Shareholders’ equity	207,040	263,659
Total assets	484,173	565,970
Net assets per share	1,453.19	1,823.12
Net income per share- basic (¥)	239.87	285.47
Net income per share- diluted (¥)	228.29	275.05
Shareholders’ equity / total assets	42.8%	46.6%
Earnings on equity	21.1%	17.4%
Price-earnings ratio	27.8	33.8
Net cash provided by operating activities	44,333	55,932
Net cash used in investing activities	(45,888)	(43,975)
Net cash used in or provided by financing activities	(2,494)	5,344
Cash and cash equivalents at end of period	70,111	92,079
Number of employees	70,169	78,721
(Add temporary workers)	(12,109)	(24,321)

Note (1) Amounts represented by millions of yen were rounded down to the nearest million yen.

(2) Consumption taxes were excluded from sales amount.

(3) A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore, per-share amounts of total assets, per-share amounts of basic and diluted net income for the ended March 31, 2006 retroactively reflect the effect of the stock split, assuming the split had taken effect on April 1, 2005.

The per-share amounts of total assets, per-share amounts of basic and diluted net income for the fiscal year ended March 31, 2005 have been accordingly adjusted to reflect the effect of the stock split. The per-share amounts of total assets, per-share amounts of basic and diluted net income for the fiscal year ended March 31, 2005 before the adjustments were ¥2,906.37, ¥479.74 and ¥456.58, respectively.

(2) Non-consolidated (¥ Million except dividend per share, % and the number of employees)

	Fiscal year ended March 31,
	2002	2003	2004	2005	2006
Sales	124,884	129,164	118,636	130,351	168,220
Recurring income	11,242	7,252	4,785	13,468	24,544
Net income	7,316	4,965	2,695	12,425	19,866
Capital	26,468	26,485	28,994	61,180	65,649
Common stock outstanding (thousand)	63,563	63,574	65,017	71,252	144,661
Shareholders’ equity	84,624	88,039	100,125	174,447	200,227
Total assets	165,253	168,871	217,141	261,575	303,032
Net assets per share	1,331.35	1,383.93	1,539.07	2,446.73	1,383.27
Dividend per share (Note 2 and 5)	25 （15）	25 （10）	30 （15）	45 （20）	45 （25）
Net income per share (common)	115.11	77.04	40.83	176.03	137.24
Net income per share (diluted)	109.80	73.89	39.97	167.93	132.27
Shareholders’ equity / Total assets	51.2%	52.1%	46.1%	66.7%	66.1%
Earnings on equity	8.9％	5.8%	2.9%	9.1%	10.6%
Price-earnings ratio	74.3	86.7	265.0	75.8	70.4
Dividend payout ratio	21.7%	32.5%	73.5%	25.6%	23.7%
Number of employees	966	1,099	1,214	1,259	1,371
(Add temporary worker)	(219)	(172)	(144)	(162)	(223)

Note (1) Consumption taxes were excluded from sales amount.

(2) Dividend for the period ended March 31, 2002 includes ¥5 of commemorative dividend related to the listing on the New York Stock Exchange.

(3) Nidec’s own sharers have been treated as a deductive item from equity starting with the period ended March 31, 2002. Net asset per share and net income per share (common, diluted) were calculated by deducting own shares from common stock outstanding.

(4) Net asset per share and net income per share (common, diluted) have been represented pursuant to Japanese new regulations starting with the period ended March 31, 2003.

(5) Dividend for the period ended March 31, 2004 includes a ¥2.50 commemorative dividend related to the 30th anniversary of Nidec’s foundation.

(6) A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore, per-share amounts of total assets, per-share amounts of basic and diluted net income for the ended March 31, 2006 retroactively reflect the effect of the stock split, assuming the split had taken effect on April 1, 2005.

2. History

Date		History
1973	July	Nidec Corporation is established in Nishikyo-ku, Kyoto.
	August	Manufacture and sale of small high-precision AC motors begin.
1975	February	Kameoka Factory is established in Kameoka City, Kyoto (closed in December, 1993).
	April	Full-scale production of brushless DC motors begins.
Tokyo Sales Office opens. (Now Tokyo Branch Office)
1976	April	Nidec America Corp. is established in Saint Paul, U.S.A.
1979	January	Electronic controller (motor controller) for massagers is developed.
	October	Manufacture and sale of spindle motor for 8-inch hard disk drive begin.
1981	November	Manufacture and sale of spindle motor for 5.25-inch hard disk drive begin.
1982	June	Mineyama Plant is established in Mineyama-cho, Naka-gun (now Kyotango City), Kyoto.
	October	Full-scale production and sale of brushless DC axial fans begin.
1984	February	Acquired the axial flow fan division of Torin Corp., and established Nidec Torin Corporation in Torinton, U.S.A. (later merged with Nidec America Corp.)
	October	Shiga Factory is established (now Shiga Technical Center).
1985	September	Manufacture and sale of spindle motor for 3.5-inch hard disk drive begin.
1986	July	Nidec head office is moved to Nakagyo-ku, Kyoto city.
	October	Tottori Densan Corp. is established. (Later merged with Nidec Electronics.)
1988	June	Okayama Nidec Corp. is established.
	November	Nidec Corporation listed on the Second Section of the Osaka Securities Exchange and the Kyoto Stock Exchange.
1989	March	Nidec Singapore Pte. Ltd. is established.
Acquired Shinano Tokki Co., Ltd. (later changed its name to Nagano Nidec Corp.).
	September	Nidec Electronics Corp. is established in Tottori for axial fan production (now Tottori Technical Center).
1990	August	Nidec Electronics (Thailand) Co., Ltd. is established.
1991	April	Osaka Office opens.
1992	February	Nidec (Dalian) Ltd. is established in China.
	April	Central Laboratory and FA Development Center are established in Ukyo-ku, Kyoto.
Nagoya Sales Office opens.
	October	Nidec Taiwan Corp. is established.
1993	April	Nidec Electronics GmbH is established in Germany.
	September	Corporate Office is transferred to company-owned building in Ukyo-Ku, Kyoto.
	October	Nidec (H.K.) Co., Ltd. is established in Hong Kong.
1995	February	Kyoritsu Machinery Co., Ltd. becomes Nidec’s affiliate through a share purchase. (Now Nidec Machinery Corp.)
Shimpo Industries Co., Ltd., the leading manufacturer of variable transmissions, becomes a Nidec’s affiliate through share purchase. (Now Nidec Shimpo Corp.)
	December	Nidec Philippines Corp. is established.
1997	March	Tosok Corp. becomes Nidec's affiliate through share purchase (Now Nidec Tosok Corp.).
	April	Nagano Nidec Corp. is merged with Nagano Technical Center.
Read Electronics Corp. becomes Nidec's affiliate through a share purchase. (Now Nidec-Read Corp.)
	May	Kyori Kogyo Co., Ltd., becomes Nidec subsidiary. (Now Nidec Kyori Corp.)
	December	Nidec Tosok (Vietnam) Co., Ltd. is established as a joint venture with Tosok Corp.
1998	February	P.T. Nidec Indonesia is established.
Copal Co., Ltd. and Copal Electronics Co., Ltd. become Nidec affiliates through a share purchase. (Now Nidec Copal Corp. and Nidec Copal Electronics Corp.)
	May	Nidec Tokyo Office is moved to Osaki, Shinagawa-ku, Tokyo.
	September	Nidec goes public on the First Sections of the Tokyo Stock Exchange and Osaka Securities Exchange.

Date		History
1998	October	Shibaura Nidec Corp. is established as a joint venture with Shibaura Mechatronics Corp. and Toshiba Corp. (Now Nidec Shibaura Corp.)
Kyushu Sales Office opens in Fukuoka, Japan.
1999	January	Nidec Copal (Vietnam) Co., Ltd. is established as a joint venture with Copal Co., Ltd.
	March	Nidec Precision (Thailand) Co., Ltd. is established.
	April	Nidec Shibaura (Zhejiang) Co., Ltd. is established as a joint venture with Shibaura Nidec Corp.
Nidec Total Service Corp. is established as a joint venture with Nidec Shimpo Corp., Tosok Corp., Copal Co., Ltd., Shibaura Nidec Corp., Nidec-Kyori Corp., and Nidec-Read Corp.
	October	Nemicon Corp. becomes Nidec's subsidiary. (Now Nidec Nemicon Corp)
	December	Nidec Korea Corp. is established.
2000	March	Y-E Drive Corp. becomes Nidec's subsidiary. (Now Nidec Power Motor Corp.)
	April	Tottori Nidec Corp. and Nidec Electronics Corp. merge. (Later changed its name to Nidec Electronics Corp.)
July

Nidec Johnson Electric Corp. and Nidec Johnson Electric (Hong Kong) Ltd. are established as joint ventures with Jonson Electric. (In March 2004, we sold all own share of both companies to Jonson Electric.)

	October	Nidec Hi-Tech Motor (Thailand) Co., Ltd. is established.
2001	January	Nidec Precision Philippines Corp. is established.
	September	Nidec Corporation lists on the New York Stock Exchange.
	October	Taiwan Technical Center opens
2002	March	Nidec System Engineering (Zhejiang) Corp. is established as a joint venture with Nidec Copal Corp., Nidec Tosok Corp., Nidec-Read Corp., Nidec-Kyori Corp. and Nidec Machinery Corp. in China.
	April	Nidec incorporates Nidec Electronics Corp., renaming it Tottori Technical Center.
Nidec (Zhejiang) Corp. is established in China.
	June	Nidec (Dong Guan) Ltd. is established.
	July	The Power Supply Division of Nidec America Corp. is transferred.
Sold Shares of Nidec Potrans Corp. Withdrawal from the power supply business.
	August	NTN-Nidec (Zhejiang) Corp. is established as a joint venture with NTN Corp. in China.
2003	March	"Headquarters/Central Technical Laboratory" is completed in Minami-ku, Kyoto, Japan.
	April	The West-Tokyo Sales Office opens.
Nidec (Shanghai) International Trading Co., Ltd. is established.
Nidec Total Service (Zhejiang) Corp. is established in China.
	May	Nidec's Headquarters and Central Technical Laboratory move to Minami-ku, Kyoto and commence operations.
	October	Sankyo Seiki Mfg. Co., Ltd. becomes Nidec's affiliate through share purchase. (Now Nidec Sankyo Corp.)
	December	Nidec's first office engaged in investor-relation activities opens in New York.
2004	February

Nidec Philippines Corporation, a subsidiary of Nidec, had agreed to take over the whole shares of common stock of Sankyo Seiki (Philippines) Mfg. Corp. Nidec Subic Philippines Corporation is established in Philippines.

2005	April	New building is built on the south of Sales Department Tokyo.
Motor Engineering Reseach Laboratory is established.
	June	Nidec Precision Machining Center is established in Nagaokakyo, Kyoto.
	October	Nidec's office engaged in investor-relation activity opens in London.
Nidec Vietnam Corp. is established in Vietnam.
	November	NTN-Nidec (Thailand) Co., Ltd. is established as a joint venture with NTN Corp. in Thailand.
2006	February	Nidec Automobile Motor (Zhejiang) Co., Ltd is established in China.

3. General Information about Business

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 94 consolidated subsidiaries and 5 affiliates. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following segments: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development and manufacturing, and sales and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Production or Sales	Principal Companies
Small precision DC motors	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec Hi-tech Motor (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dong Guan) Limited, Nidec Sankyo Corporation and Nidec Subic Philippines Corporation

Small precision fans	Production	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited, Nidec Tosok (Vietnam) Corporation and Nidec Vietnam Corporation
Vibration motors	Production	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts and material	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation and Nidec Sankyo Corporation

Small precision motors	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation and Nidec Sankyo Corporation
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics GmbH, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Nidec Sankyo Corporation and Nidec Taiwan Corporation

For office automation equipment and home electric appliances OA	Production	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
For automobiles	Production	Nidec Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Automobile Motor (Zhejiang) Corporation
Mid-size motors	Sales (Japan)	Nidec Corporation, Nidec Power Motor Corporation and Nidec Shibaura Corporation
	Sales (Overseas)	Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics GmbH, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.

Power transmission drives	Production	Nidec-Shimpo Corporation
Factory automation related equipment FA	Production

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation and Nidec Sankyo Corporation

Machinery	Sales (Japan)	Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Nidec Sankyo Corporation
	Sales (Overseas)	Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation and Nidec-Kyori Corporation
Electronic components	Production	Nidec Copal Electronics Corporation and Nidec Pigeon Corporation
Optical components	Production	Nidec Copal Corporation, Nidec Copal (Thailand) Co., Ltd., Nidec Nissin Corporation and Nidec Sankyo Corporation
Electronic and Optical components	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Pigeon Corporation, Nidec Nissin Corporation and Nidec Sankyo Corporation
	Sales (Overseas)	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Pigeon Corporation, Nidec Nissin Corporation and Nidec Sankyo Corporation
Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd.
Musical Movements	Production and Sales	Nidec Sankyo Shoji Corporation
Automobile parts	Production	Nidec Tosok Corporation and Nidec Tosok (Vietnam) Corporation
	Sales	Nidec Tosok Corporation
Parts	International Purchase	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and others
Service	Service, etc	Nidec Total Service Corporation and Nidec Logistics Corporation

Nidec prepared consolidated financial reporting conforming to U.S. GAAP. Scope of consolidation is also based on U.S. GAAP as well as “Section 2 Business Results” and “Section 3 Capital Expenditures”.

Segment information has been prepared subject to SFAS 131 “Disclosures about Segments of an Enterprise and Related Information,” and operating segments have been determined by the chief operating officer through a valuation of business performance. Our operating segments consist of 14 segments, which meet quantity requirements and are aggregable by similar economic characteristics.

The content of each segment is as follows. NCC and NCH were identified as reportable segments because the materiality of these segments increased in the current period. NCT and NPMC were not identified as reportable segments in the current period due to their immateriality.

Moreover, Sankyo Seiki Mfg. Co., Ltd. changed its name to Nidec Sankyo Corporation as of October 1, 2005, and Nissin Kohki Co., Ltd. changed its name to Nidec Nissin Corporation as of October 1, 2005. Categorization of these segments is the same as the categorization of business segments used in the report for the period ended March 31, 2006 as well as the business segments represented in the footnote related to “Section 5 Financial Information 1. Consolidated Financial Statements”.

Business Segment	Content
NCJ	The NCJ segment is comprised of NIDEC Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors and fans.
NET	The NET segment is comprised of Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.
NCC	The NCC segment is comprised of Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.
NCD	The NCD segment is comprised of Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.
NCS	The NCS segment is comprised of Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.
NCH	The NCH segment is comprised of Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.
NCF	The NCF segment is comprised of Nidec Philippines Corporation, a subsidiary in The Philippines, which primarily produces and sells hard disk drive motors.
NSNK	The NSNK segment is comprised of Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells micro motors, machinery and optical and electronic components.
NCPL	The NCPL segment is comprised of Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic components and machinery.
NTSC	The NTSC segment is comprised of Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile components and machinery.
NCEL	The NCEL segment is comprised of Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.
NSBC	The NSBC segment is comprised of Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.
NSCJ	The NSCJ segment is comprised of Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.
NNSN	The NNSN segment is comprised of Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.
All Others	The All Others segment is comprised of subsidiaries that are operating segments but not designated as reportable segments due to materiality.

4. Subsidiaries and Affiliates

Company name	Address	Capital (¥ million)	Main business	Voting right (%)	Relationship with Nidec
					Concurrent Directors post		Financial support	Business relationship	Existence of equipment lease	Others
					No.of Nidec director	No.of Nidec employee
Consolidated subsidiaries
Nidec-Shimpo Corporation	Kyoto, Japan	2,593	Machinery	100%	4	1	Loan	Sales of Nidec’s products and purchase of Nidec-Shimpo Corporation’s products	Yes	-
Nidec Tosok Corporation	Kanagawa, Japan	5,087	Small precision motors, Machinery and Automobile parts	65.0% (1.7)	4	1	-	N/A	Yes	Note2
Nidec Copal Corporation	Tokyo, Japan	11,080	Small precision motors, Machinery and Electronic and Optical components	57.5% (1.4)	3	-	Loan	Sales of Nidec’s products and purchase of Nidec Copal Corporation’s products	No	Note1Note2
Nidec Copal Electronics Corporation	Tokyo, Japan	2,362	Electronic and Optical components	55.4% (0.0)	3	-	-	N/A	No	Note2
Nidec-Read Corporation	Kyoto, Japan	938	Machinery	65.5% (43.8)	3	1	-	N/A	Yes	Note2
Nidec-Kyori Corporation	Shiga, Japan	450	Machinery	100%	2	2	Loan	Purchase of Nidec-Kyori Corporation’s products	Yes	-
Nidec Power Motor Corporation	Fukuoka, Japan	2,000	Mid-size motors	91.7%	4	2	Loan	Purchase of Nidec Power Motor Corporation’s products	Yes	-
Nidec Shibaura Corporation	Fukui, Japan	1,000	Mid-size motors	100%	5	2	Loan	Purchase and sales of Nidec Shibaura Corporation’s products	Yes	-
Nidec Sankyo Corporation	Nagano, Japan	35,270	Small precision motors, Machinery,Electronic and Optical components	55.6% (2.1)	3	-	-	Sales of Nidec’s products	Yes	Note1 Note2 Note4

Nidec Nissin Corporation	Nagano, Japan	1,058	Electronic and Optical components	84.8% (57.2)	2	1	-	N/A	No	-
Nidec Pigeon Corporation	Tokyo, Japan	457	Electronic and Optical components	100.0% (59.4)	2	2	-	N/A	No	-
Nidec America Corporation	MA, U.S.A.	US$ 82.2 thousand	Small precision motors	100%	2	1	-	Production and sales of Nidec products	No	-
Nidec Singapore Pte. Ltd.	Singapore	US$ 4,656 thousand	Small precision motors and pivot assemblies	100%	3	1	-	Production and sales of Nidec products	No	Note1 Note4
Nidec Electronics (Thailand) Co., Ltd.	Ayutthaya, Thailand	TB 1,950,000 thousand	Small precision motors	99.9%	4	-	-	Production of Nidec’s products	No	Note1
Nidec Taiwan Corporation	Taipei, Taiwan	NT$ 5,000 thousand	Small precision motors	100%	2	2	-	Sales of Nidec’s products and procurement of parts	No	-
Nidec (H.K.) Co., Ltd.	Hong Kong, China	HK$ 800 thousand	Small precision motors	99.9%	3	2	-	Sales of Nidec’s products and procurement of parts	No	-
Nidec (Dalian) Limited	Liaoning, China	US$ 35,500 thousand	Small precision motors	100%	2	3	-	Production of Nidec’s products and parts	No	Note1
Nidec Electronics GmbH	Eschborn, Germany	EUR 153 thousand	Small precision motors, Mid-size motors and Machinery	100%	1	2	Loan	Sales of Nidec’s products	No	-
Nidec Philippines Corporation	Laguna, Philippines	PP 1,400,000 thousand	Small precision motors	99.9%	3	2	Loan	Production and sales of Nidec’s products	No	Note1
Nidec Tosok (Vietnam) Corporation	Ho Chi Minh, Vietnam	US$ 34,948 thousand	Small precision motors and Automobile parts	100% (61.5)	1	2	-	Production of Nidec’s products	No	-
Nidec Copal Philippines Corporation	Laguna Philippines	US$ 9,050 thousand	Small precision motors and Electronic and Optical components	83.6% (51.0)	1	-	-	Production of Nidec’s products	No	-
Nidec Shibaura (Zhejiang) Corporation	Zhejiang, China	US$ 41,582 thousand	Mid-size motors	100% (94.0)	1	2	-	Production of Nidec’s products	No	-
Nidec Hi-tech Motor (Thailand) Co., Ltd	Pathumtani, Thailand	TB 400,000 thousand	Small precision motors	99.9% (99.9)	2	2	-	Production and sales of Nidec’s products and parts	No	-
Nidec Subic Philippines Corporation	Subic, Philippines	PP 1,585,874 thousand	Small precision motors	100.0% (25.2)	2	3	Loan	Production and sales of Nidec’s products	No	-

Nidec (Zhejiang) Corporation	Zhejiang, China	US$ 20,000 thousand	Small precision motors	100%	4	-	Loan	Production and sales of Nidec’s products	No	-
Nidec (Dong Guan) Limited	Dong Guan, China	US$ 10,000 thousand	Small precision motors	100% (37.5)	1	2	-	Production of Nidec’s products	No	-
Others 68 companies
Affiliates with equity method
Nidec Development Philippines Corporation	Laguna, Philippines	PP 99,999 thousand	Possession of land	39.9%	1	1	-	N/A	No	-
NTN-Nidec (Zhejiang) Corporation	Zhejiang, China	US$ 21,000 thousand	New fluid dynamic bearing unit	40.0%	-	1	-	N/A	No	-
Sejin-Sankyo Control Devices Co.,Ltd.	Kyeongki-Do, Korea	WON 4,375,000 thousand	Related Electronic components	40.7% (40.7)	-	-	-	N/A	No	-
Copal Yamada Co.,Ltd	Nagano, Japan	300	Production and sales of dies	50.0% (50.0)	-	-	-	N/A	No	-
NTN-Nidec (Thailand) Corporation	Rayong Thailand	TB 600,000 thousand	New fluid dynamic bearing unit	40.0%	-	1	-	N/A	No	-

Note (1) Special subsidiary as stipulated in Japanese securities regulations.

(2) Securities reports are submitted to the relevant authorities.

(3) The numbers in parentheses in the column of voting right shows indirect ownership and is included in the number above.

(4) Regarding Nidec Sankyo Corporation and Nidec Singapore Pte. Ltd., sales of each of these companies, excluding inter-company sales, exceeded 10% of total consolidated sales. The material financial information is as follows. Sales of other consolidated subsidiaries did not exceed 10% of sales in Nidec’s consolidated statements, so such information is not included with respect to them.

Company name	Sales amount (¥ Million)	Ordinary profit (¥ Million)	Net profit (¥ Million)	Net asset (¥ Million)	Total Asset (¥ Million)
Nidec Sankyo Corporation	88,171	12,069	12,696	61,975	97,447
Nidec Singapore Pte. Ltd.	63,188	1,567	1,465	8,119	28,778

5. Employees

(1) Number of employees (Consolidated)

	As of March 31, 2006
Business Segment	Number of employees	Average number of casual workers
NCJ	1,371	223
NET	9,852	6,640
NCC	2,482	219
NCD	8,674	21
NCS	695	120
NCH	42	0
NCF	4,508	6,332
NSNK	1,245	20
NCPL	883	87
NTSC	632	59
NCEL	553	118
NSBC	389	82
NSCJ	389	48
NNSN	342	60
All others	46,664	10,292
Total	78,721	24,321

Note (1) “Average number of casual workers” is the average number of workers for the six months ended March 31, 2006, and is not included in the “Number of employees” above.

Note (2) The number of employees increased by 8,552 compared with the previous year mainly due to increased production by existing production sites to meet with increased demand overseas.

(2) Number of employees (Non-consolidated)

As of March 31, 2006
Number of employees	1,371
Average number of temporary workers	223
Average age	34.2
Average year of continuous employment	8.0
Average annual salary	¥5,363,611

Note (1) “Average number of temporary workers” is not included in the “Number of employees” above.

Note (2) “Average annual salary” includes salary in addition to the standard salary and bonus.

(3) Labor union

Nothing significant to be reported.

Section 2 Business Results

1. Overview

(1) Business Results

Economies in the advanced countries enjoyed relative stability in the year ended March 31, 2006.  The Japanese economy entered the phase of self-sustaining recovery led by capital expenditure and personal consumption, in conjunction with high growth of the newly growing BRICs countries, mainly led by China, and the expansion of demand in diverse areas.  In particular, IT related devices and digital home electronics led economies through an expansion of the global market and surge in demands. Our company has enjoyed great benefits in this field. However, on the other hand, it is indispensable that we continue to cope with high technology innovation, as the needs of the market have been accelerated, new products are being launched rapidly, and the existing products have become obsolete in a shorter period. It has been difficult how to manage inventory and production adjustments caused by a failure to keep up with such changes. In these managerial circumstances, although there were differences in business performance depending on the business field, we increased consolidated business performance in the context of the expansion of the worldwide IT digital market as a whole.

The consolidated net sales of the fiscal year ended March 31, 2006 was ¥536,858 million, an increase of ¥50,997 million compared with the previous fiscal year (increase of 10.5%). The operating income was ¥53,426 million, a decrease of ¥239 million (decrease of 0.4%). Income before provision for income taxes, etc. was ¥64,378 million, an increase of ¥7,088 million (increase of 12.4%). The applicable income tax rate thereto increased by more than 1%. Minority interest in income of consolidated subsidiaries decreased ¥2,784 million due to a decrease of income of consolidated subsidiaries and the effect of increased equity of the Company. Net income for the fiscal year ended March 31, 2006 was ¥40,949 million that is increase of ¥7,494 million compared with the previous fiscal year. It is increase of the income at 22.4%.

Business results by operating segment are as follows:

(NCJ)

External sales of Nidec increased ¥12,011 million, or 21.2%, to ¥68,613 million as compared to the previous year ended March 31, 2005. This increase resulted primarily from an increase in sales of our core business, hard disk drive spindle motors, reflecting vigorous demand in the IT industry and for consumer electronics. Net sales of Nidec increased 29.1% to ¥168,220 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec increased 276.5% to ¥8,852 million as compared to the previous year ended March 31, 2005. This increase resulted primarily from an increase in sales commission.

(NET)

External sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥10,854 million, or 29.4%, to ¥47,745 million as compared to the previous year ended March 31, 2005, due primarily to an increase in sales of hard disk drives spindle motors to main customers. Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥19,346 million, or 33.3%, to ¥77,477 million as compared to the previous year ended March 31, 2005. Operating profit increased ¥2,686 million, 31.1% to ¥11,335 million as compared to the previous year ended March 31, 2005, due primarily to an increase in sales.

(NCC)

External sales of Nidec (Zhejiang) Corporation increased ¥1,958 million, or 15.0%, to ¥14,995 million as compared to the previous year ended March 31, 2005. This increase resulted from increased sales of hard disk drive spindle motors, reflecting strong demand. Net sales of Nidec (Zhejiang) Corporation increased ¥5,283 million, or 37.5%, to ¥19,372 million as compared to the previous year ended March 31, 2005. Operating profit increased ¥1 million, 0.9% to ¥108 million as compared to the previous year ended March 31, 2005. The comparatively lower increase in operating profit compared with sales resulted primarily from a delay in shifting to efficient mass production of hard disk drive spindle motors.

(NCD)

External sales of Nidec (Dalian) Limited increased ¥2,290 million, or 303.7%, to ¥3,044 million as compared to the previous year ended March 31, 2005. This increase was due primarily to an increase in customer demand for  DC motors for DVDs. Net sales of Nidec (Dalian) Limited increased ¥9,241 million, or 23.4%, to ¥48,673 million as compared to the previous year ended March 31, 2005. Operating profit increased ¥1,282 million, or 52.6%, to ¥3,718 million as compared to the previous year ended March 31, 2005, due primarily to an increase in sales.

(NCS)

External sales of Nidec Singapore Pte. Ltd. increased ¥16,567 million, or 36.5%, to ¥62,009 million as compared to the previous year ended March 31, 2005, due primarily to an increase in sales of hard disk drives spindle motors to main customers. Net sales of Nidec Singapore Pte. Ltd. increased ¥16,383 million, or 35.0%, to ¥63,188 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec Singapore Pte. Ltd. decreased ¥730 million, or 37.7%, to ¥1,205 million as compared to the previous year ended March 31, 2005, due primarily to a decrease in sales from the profitable manufacturing division.

(NCH)

External sales of Nidec (H.K.) Co., Ltd. increased ¥7,486 million, or 43.7%, to ¥24,600 million as compared to the previous year ended March 31, 2005 due primarily to an increase in sales of hard disk drives spindle motors and optical disc DVDs to main customers. Net sales of Nidec (H.K.) Co., Ltd. increased ¥8,185 million, or 42.8%, to ¥27,302 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec (H.K.) Co., Ltd. decreased ¥15 million, or 4.1%, to ¥347 million as compared to the previous year ended March 31, 2005. This was due to increases in sales with lower margins and selling, general and administrative expenses.

(NCF)

External sales of Nidec Philippines Corporation increased ¥92 million, or 8.4%, to ¥1,186 million as compared to the previous year ended March 31, 2005, due primarily to an increase in sales of hard disk drives spindle motors to main customers. Net sales of Nidec Philippines Corporation increased ¥10,082 million, or 45.4%, to ¥32,307 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec Philippines Corporation was ¥1,059 million. This was due to an increase in sales of high-price and high-margin goods, namely 2.5 inches or smaller hard disk drive spindle motors.

(NSNK)

External sales of Nidec Sankyo Corporation increased ¥1,315 million, or 1.9%, to ¥70,195 million as compared to the previous year ended March 31, 2005. Net sales of Nidec Sankyo Corporation decreased ¥21 million, or 0.02%, to ¥88,172 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec Sankyo Corporation increased ¥26 million, or 18.7%, to ¥9,050 million as compared to the previous year ended March 31, 2005. The major reason was due to improvements of cost efficiency in production.

(NCPL)

External sales of Nidec Copal Corporation decreased ¥7,659 million, or 14.2%, to ¥46,408 million as compared to the previous year ended March 31, 2005. This decrease was due primarily to a decrease in sales of shutters, optical units and lenses, as a result of a delay in the launch of new products. Part of the sales decrease resulted from the insolvency of AgfaPhoto GmbH. Net sales of Nidec Copal Corporation decreased ¥8,033 million, or 12.7%, to ¥55,385 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec Copal Corporation decreased ¥671 million, or 21.0%, to ¥2,524 million as compared to the previous year ended March 31, 2005, due primarily to a decrease in shutters and lens units sales.

(NTSC)

External sales of Nidec Tosok Corporation decreased ¥1,911 million, or 8.0%, to ¥22,081 million as compared to the previous year ended March 31, 2005. This was due primarily to a decrease in sales of semiconductor fabrication equipment as a result of decreased capital investment in the semiconductor industry. Net sales of Nidec Tosok Corporation decreased ¥2,161 million, or 8.8%, to ¥22,488 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec Tosok Corporation decreased ¥618 million, or 58.7%, to ¥435 million as compared to the previous year ended March 31, 2005. This was due primarily to a decrease in sales of semiconductor fabrication equipment and a drop in sales prices resulting from a severe price competition.

(NCEL)

External sales of Nidec Copal Electronics Corporation decreased ¥1,502 million, or 7.3%, to ¥19,151 million as compared to the previous year ended March 31, 2005. This decrease was primarily due to a decrease in sales of stepping motors and a delay in the launch of new products. Net sales of Nidec Copal Electronics Corporation decreased ¥1,215 million, or 5.3%, to ¥21,793 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec Copal Electronics Corporation decreased ¥634 million, or 17.7%, to ¥2,949 million as compared to the previous year ended March 31, 2005, due to a decrease in stepping motors sales.

(NSBC)

External sales of Nidec Shibaura Corporation decreased ¥947 million, or 6.6%, to ¥13,502 million as compared to the previous year ended March 31, 2005, mainly due to a decrease in accepting orders of mid-size motors for air conditioners, caused by a shift of main customers to outside Japan and intense price competition. Net sales of Nidec Shibaura Corporation decreased ¥7,593 million, or 31.9%, to ¥16,204 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec Shibaura Corporation decreased to a loss of ¥274 million. The major reason for this decrease in operating profit came from a decrease in sales of mid-size motors.

(NSCJ)

External sales of Nidec Shimpo Corporation decreased ¥698 million, or 6.8%, to ¥9,619 million as compared to the previous year ended March 31, 2005, due primarily to a decrease in FA equipment sales. Net sales of Nidec Shimpo Corporation decreased ¥1,510 million, or 11.9%, to ¥11,133 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec Shimpo Corporation decreased ¥899 million, or 64.4%, to ¥498 million as compared to the previous year ended March 31, 2005. This decrease resulted primarily from a decrease in sales of factory automation equipment and a decrease in sales of high-price and high-margin power transmission equipment.

(NNSN)

External sales of Nidec Nissin Corporation decreased ¥619 million, or 4.9%, to ¥12,022 million as compared to the previous year ended March 31, 2005. This decrease was primarily due to a decrease in sales of plastic lens for mobile telephone. Net sales of Nidec Nissin Corporation decreased ¥753 million, or 5.5%, to ¥12,929 million as compared to the previous year ended March 31, 2005. Operating profit of Nidec Nissin Corporation decreased ¥263 million, or 27.8%, to ¥683 million as compared to the previous year ended March 31, 2005, due to a decrease in sales of plastic lens and an increase of research and development cost.

(Other)

Within the All Others segment, external sales increased ¥10,341 million, or 9.4%, to ¥120,041 million as compared to the previous year ended March 31, 2005. Net sales increased ¥26,084 million, or 9.4%, to ¥302,134 million as compared to the previous year ended March 31, 2005. This was primarily due to the expansion in sales of Nidec Subic Philippines Corporation and Nidec (Dong Guan) Limited. Operating profit also decreased ¥1,073 million, or 8.1%, to ¥12,179 million as compared to the previous year ended March 31, 2005, maily due to decreased profitability of Nidec Power Motor Corporation, Nidec Sankyo Fuzhou (H.K.) Co., Limited and Nidec Copal (Thailand) Co., Ltd.

Business results of each geographical segment market are as follows:

(Japan)

Sales in Japan increased 1,485 million, or 0.5%, to 294,307 million as compared to the previous year ended March 31, 2005. The major reason for this increase was due primarily to an increase in small precision motors sales.

(North America)

Sales in North America increased ¥198 million, or 2.4%, to ¥8,398 million as compared to the previous year ended March 31, 2005. The major reason for the increase was due primarily to an increase in machinery and electronic and optical components sales.

(Singapore)

Sales in Singapore increased ¥12,981 million, or 21.6%, to ¥72,970 million as compared to the previous year ended March 31, 2005. The major reason for this increase was due primarily to an increase in small precision motors sales.

(Thailand)

Sales in Thailand increased ¥13,593 million, or 31.9%, to ¥56,246 million as compared to the previous year ended March 31, 2005. The major reason for this increase was due primarily to an increase in small precision motors sales.

(Philippines)

Sales in Philippines increased ¥1,291 million, or 23.2%, to ¥6,848 million as compared to the previous year ended March 31, 2005. The major reason for this increase was due primarily to an increase in small precision motors sales.

(China)

Sales in China increased ¥6,794 million, or 28.6%, to ¥30,565 million as compared to the previous year ended March 31, 2005. The major reason for this increase was due to increases in small precision motors, electronic and optical components sales.

(Other)

Sales in other regions increased ¥14,655 million, or 27.7%, to ¥67,524 million as compared to the previous year ended March 31, 2005. The major reason for this increase was due to increases in small precision motors, machinery and electronic and optical components sales.

(2) Cash Flow

The balance of cash and cash equivalents at the end of the year was ¥92,079 million, a increase of ¥21,968 million from the end of the previous period.

Cash flow from operating activities was ¥55,932 million, an increase of ¥11,599 million as compared to the previous period. In the period ended March 31, 2006, net income increased by ¥7,494 million from the previous period to ¥40,949 million. For non-cash expenditures, depreciation expenses increased by ¥4,521 million, the increase in unpaid retirement benefits and pensions increased by ¥6,428 million and the difference between a decrease of account receivable and an increase of account payable increased by ¥12,301 million. On the other hand, non-cash balance sheet items increased by ¥2,772 million due to minority interests and income by the equity method, by ¥7,002 million due to an increase of inventory and by ¥5,886 million due to exchange adjustment of ¥3,485 million and other.

Cash flow used in investing activities was ¥43,975 million. Of this amount, payments for capital investment were approximately ¥43,185 million. In addition, investment in subsidiaries were approximately ¥5,283 million. However, proceeds from sales of property, plant and equipment was ¥1,505 million and proceeds from sales of marketable securities was ¥4,083 million. Capital investment increased by approximately ¥5,928 million as compare to the previous period.

Cash flow used in financing activities was ¥5,344 million. The increase of short-term borrowings was approximately ¥13,080 million and the repayment of long-term debt was approximate ¥3,130 million. Dividends paid was approximately ¥3,569 million.

2. Production, Orders Received and Sales

(1) Production by Business Segment

Production by business segment for the interim period ended March 31, 2006 is as follows:

Business Segment	As of March 31, 2006	Change compared to previous period
NCJ	¥9,994 million	138.1%
NET	82,747 million	136.4%
NCC	14,798 million	212.5%
NCD	55,891 million	123.5%
NCS	13,091 million	94.7%
NCH	-	-
NCF	37,226 million	148.3%
NSNK	68,102 million	104.3%
NCPL	52,400 million	84.3%
NTSC	22,467 million	90.7%
NCEL	18,348 million	93.3%
NSBC	3,241 million	76.6%
NSCJ	11,417 million	90.6%
NNSN	11,905 million	93.7%
All Others	137,669 million	112.1%
Total	¥539,296 million	111.6%

Note (1) Amounts are based on selling price to customer.

Note (2) Consumption taxes are excluded from the amounts above.

Note (3) Production by Nidec Power Motor Corporation for the year ended March 31, 2006 amounted to ¥9,975 million, a 0% decrease as compared to the year ended March 31, 2005. In accordance with the classification method as in Section 1-2 "General Information About Business", the stated amount has been included in "All others" of the above table.

(2) Orders by Business Segment

Business Segment	Orders received for the period	Change compared to previous period	Outstanding orders as of March 31, 2006	Change compared to previous period
NCJ	¥69,949 million	123.4%	¥11,708 million	112.9%
NET	50,312 million	134.6%	8,786 million	141.3%
NCC	14,624 million	111.6%	2,277 million	86.0%
NCD	3,358 million	385.8%	540 million	238.3%
NCS	61,927 million	129.0%	8,632 million	99.1%
NCH	25,739 million	141.6%	4,369 million	135.3%
NCF	1,586 million	170.6%	438 million	1157.7%
NSNK	72,245 million	108.0%	13,961 million	117.2%
NCPL	48,021 million	93.3%	7,682 million	126.6%
NTSC	21,769 million	89.8%	5,910 million	95.0%
NCEL	18,351 million	86.1%	2,638 million	76.7%
NSBC	13,754 million	102.9%	2,604 million	110.7%
NSCJ	9,681 million	94.4%	870 million	107.7%
NNSN	12,687 million	105.3%	951 million	332.9%
All Others	124,011 million	110.8%	19,607 million	113.4%
Total	¥548,014 million	112.6%	¥90,973 million	114.0%

Note (1) Intersegment orders were eliminated.

Note (2) Consumption taxes were excluded from the amounts above.

Note (3) Orders received by Nidec Taiwan Corporation and Nidec Power Motor Corporation during the year ended March 31, 2006 amounted to ¥12,067 million (a 7.3% increase year on year) and ¥9,813 million (a 6.2% increase year on year), respectively. Order backlogs were ¥1,482 million (a 10.0% decrease year on year) for Nidec Taiwan Corporation and ¥1,727 million (a 7.7% increase year on year) for Nidec Power Motor Corporation. In accordance with the classification method as in Section 1-2 "General Information About Business", the stated amount has been included in "All others" of the above table.

(3) Sales by Business Segment

Business Segment	As of March 31, 2006	Change compared to previous period
NCJ	¥68,613 million	121.2%
NET	47,745 million	129.4%
NCC	14,995 million	115.0%
NCD	3,044 million	403.7%
NCS	62,009 million	136.5%
NCH	24,600 million	143.7%
NCF	1,186 million	108.4%
NSNK	70,195 million	101.9%
NCPL	46,408 million	85.8%
NTSC	22,081 million	92.0%
NCEL	19,151 million	92.7%
NSBC	13,502 million	93.4%
NSCJ	9,619 million	93.2%
NNSN	12,022 million	95.1%
All Others	120,041 million	109.4%
Sub Total	535,211 million	110.2%
Adjustment Note(3)	(488) million	-
Adjustments and eliminations Consolidated total	(295) million	-
All Others	2,430 million	-
Total	¥536,858 million	110.5%

Note (1) Consumption taxes were excluded from the amounts above.

Note (2) Intersegment sales were eliminated.

Note (3) Adjustment means the different recognization between delivery basis and inspection basis.

Note (4) Sales by Nidec Taiwan Corporation and Nidec Power Motor Corporation during the year ended March 31, 2006 amounted to ¥12,232 million (a 7.1% increase year on year) and ¥9,689 million (a 0.6% increase year on year), respectively. In accordance with the classification method as in Section 1-2 "General Information About Business", the stated amount has been included in "All others" of the above table.

3. Challenges and Issues

A. Enhancing profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic and optical parts is fast expanding in China, as is production of automobile parts in Vietnam. Nidec is moving ahead to ensure that investments serve to shore up consolidated profitability.

B. Reinforcing research and development activities that respond to fast-changing market needs. Nidec is focused on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarters building in Kyoto, which began operations in May 2003, is the center of Nidec’s comprehensive R&D activities, where the Company’s technical expertise converges. Meanwhile, measures to enhance the R&D framework of the respective group companies are constantly taken, as exemplified by the amalgamation of R&D activities for HDD motors of Nidec Sankyo Corporation to Nidec’s Nagano Technical Center under a group-wide R&D enhancement approach. We opened the Motor Engineering Research Laboratory inside our Tokyo Office in April 2005. The Motor Engineering Research Laboratory develops basic research for various types of motors and aims to establish the foundation of motor technology going forward for our motor-related business.

C. Continuously improving the business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In May 2003, Nidec created Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. After the establishment of Internal Audit & Management Advisory Department in Nidec Corporation in April 2004, we placed internal audit divisions in respective subsidiaries as our pool of human resources expanded. Through restructuring our internal audit systems on a consolidated basis, we ensure our business operation is constantly under appropriate management and audit control in a manner that is lawful and effective.

D. Since April 2003, Nidec has implemented a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with generation changes in the top management. In March last year, Nidec also made a major management reshuffle in Nidec Sankyo Corporation to shift their focus from reviving to active growth. Since 2005, Nidec has assigned its key personnel to the position of presidents of Nidec Power Motor Corporation and Nidec Shibaura Corporation for administrative improvement.

4. Risk Factors

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Seagate, were approximately 14%, 8% and 11% of total net sales for the year ended March 31, 2004, 2005 and 2006, respectively. Sales to our six largest customers represented approximately 41%, 29% and 34% of our net sales for the years ended March 31, 2004, 2005 and 2006, respectively and the six customers also represented ¥23.6 billion, or 24%, ¥33.6 billion, or 30% and ¥37.0 billion, or 29% of our gross accounts receivable at March 31, 2004, 2005 and 2006, respectively. As a result of customer concentration, our net sales could be significantly impacted in the event of:

•

a significant reduction, delay or cancellation of orders from one or more of our significant customers;

•

a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed components, for inclusion in future product generations; or

•

financial difficulties affecting one or more significant customers.

We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. If current customers do not continue to place orders, we may not be able to replace these orders with orders from new customers, and this would significantly impact our business, operating results and financial condition.

We depend on the computer industry for sales of our products, and our business may be adversely affected by a decline in the computer market

Our precision motor and fan products are components used primarily in computer systems and digital consumer electronics products. A substantial portion of our net sales in turn depends on sales of computers, computer peripherals and digital consumer electronics products that incorporate our products. Although we have been diversifying our products and entering into new markets, such as motors for use in automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

O

rapid technological change;

O

frequent new product introductions and short product life cycles;

O

significant price competition and price erosion;

O

fluctuating inventory levels;

O

alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns;

O

variations in manufacturing costs and yields; and

O

significant expenditures for manufacturing equipment and product development.

The hard disk drive industry is fast extending the reach into the realm of digital consumer electronics. The prospect of a fast-paced expansion of the digital consumer electronics market is intensifying market competitions between manufacturers of hard disk drives and those of other data-storage alternatives represented by semiconductor memory devices.

An excessive market competition in the data-storage market, combined with the nature of the digital consumer electronics market highly subject to demand fluctuation, could oblige hard disk drive manufacturers to exercise unexpectedly drastic production adjustments. Such event could reduce demand for our products, eventually affecting the businesses, financial conditions and operating results of the entire Nidec Group.

We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. Our average selling price for hard disk drive spindle motors fell by approximately 9% and 9% during the years ended March 31, 2004 and 2005, respectively, although it rose by approximately 4% during the years ended March 31, 2006. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed

We rely on third party suppliers for some of the materials and equipment used in our manufacturing processes, including connectors and electric circuit unit assemblies. Our production capacity would nevertheless be limited if one or more of these materials were to become unavailable or available in reduced quantities or if we were unable to find alternative suppliers. If our source of materials and supplies were unavailable for a significant period of time, our operating results would be adversely affected.

We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations

Our major competitors in the area of hard disk drive spindle motors have increased their production capacity in recent periods, which has resulted in intensified competition and a reduction in prices. This trend of severe competition is likely to intensify as our competitors offer very competitive prices in order to grab larger market shares. It is also possible that ball bearing or other subcomponent manufacturers will try to enter the spindle motor market. In the area of mid-size motors for automobiles and household appliances, some of our competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than we do and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than we do.

To remain competitive in our core business area of spindle motors and to increase our competitiveness in other motor markets in which we are attempting to expand our business, we believe that we must maintain a substantial investment in research and development and expand our manufacturing capability, marketing, sales efforts and customer service and support. We must also develop new products and enhance our existing products in a timely manner. We may not compete successfully in all or some of our markets in the future, and we may not have sufficient resources to continue to make such investments. We may not make the technological advances necessary to maintain our competitive position so that our products will receive industry acceptance. We anticipate that we may have to adjust prices on many of our products to stay competitive, and our profit margins may fall. In addition, technological changes, manufacturing efficiencies or development efforts by our competitors may render our products or technologies obsolete or uncompetitive. Our failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales

Many of our customers work directly with component suppliers such as us to design and build customized products for specific needs. A significant portion of our contracts with these customers require us to provide customized products within a set delivery timetable. If we are unable to commercialize new product lines including design, manufacture and delivery of customized products, we may not be able to meet our customers’ product needs or timetables. Although we have not had such problems in the past, any future failure to meet significant customer requirements could damage our reputation and impede our ability to expand our business in markets for these products.

We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data

Our small precision motors and other products are a key component in many consumer electronics devices, particularly data storage devices such as hard disk drives. Widespread malfunction of such devices could lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such problems are caused by or attributed or alleged to be attributed to defects in our motors or their design, we might be drawn into disputes with our customers, our brand name could be damaged and our results of operations might be adversely affected by lost sales or costs associated with recalls or defending ourselves against legal claims. We may suffer such losses or damage regardless of whether our products were defective.

Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control

We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the following principal factors:

•

fluctuations in product demand as a result of the cyclical and seasonal nature of the industries in which our motor and drive technology products are sold and used, including the computer industry;

•

translation effect of exchange rate fluctuations on the results of our overseas subsidiaries;

•

the availability and extent of utilization of our manufacturing capacity;

•

changes in our product or customer mix;

•

entry of new competitors;

•

cancellation or rescheduling of significant orders, which can occur on short notice;

•

deferrals of customer orders in anticipation of new products or enhancements;

•

component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources ; and

•

natural and man-made disasters, including earthquakes, warfare and acts of terrorism, in Japan or elsewhere.

Moreover, a large portion of our operating expenses, including equipment depreciation, rent, salaries, capital leases and interest payments, are relatively fixed and difficult to reduce or adjust. Reductions in our unit sales will not typically correspond with reductions in these relatively fixed costs. Therefore, such reductions in our unit sales will generally result in reduced or negative margins for our products. Any or all of the above factors could have a material adverse effect on our business, financial condition and results of operations.

Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets

We have achieved much of our growth by acquiring other companies that have provided us with complementary technologies and product lines. To the extent that we are unable to make successful acquisitions, we may not be able to continue to expand our product range and our growth rates could be adversely affected. Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required, and may continue to require, significant resources. There can be no assurance that our investments will generate the operational and financial returns we expect. The success of future acquisitions will depend upon factors such as:

•

our ability to manufacture and sell the products of the businesses acquired;

•

continued demand for these acquired products by our customers;

•

our ability to integrate the acquired businesses’ operations, products and personnel;

•

our ability to retain key personnel of the acquired businesses; and

•

our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses.

Failure to succeed in acquisitions, or an inability to find suitable acquisition targets, could have a material adverse effect on our business results of operations and financial condition.

Our growth places strains on our managerial, operational and financial resources

Our future success depends on our ability to expand our organization in line with the growth of our business, including the integration of recently added subsidiaries within the Nidec group. However, our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our recent acquisitions and any further growth by us or our subsidiaries or affiliates, or an increase in the number of our strategic relationships, will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

We could be harmed by litigation involving patents and other intellectual property rights

We have patent protection on certain aspects of our technology and also rely on trade secret, copyright and trademark laws, as well as contractual provisions, to protect our proprietary rights. We face the following risks:

•

we could incur substantial costs in defending against claims of infringement of the intellectual property of others and such claims could result in damage awards against us, in orders to pay for the use of previously unrecognized third-party intellectual property or in injunctions preventing us from continuing aspects of our business, which could in turn have a material adverse effect on our business, financial condition and results of operations.

•

our protective measures may not be adequate to protect our proprietary rights;

•

other parties, including competitors with substantially greater resources, may independently develop or otherwise acquire equivalent or superior technology, and we may be required to pay royalties to license intellectual property of those parties;

•

patents may not be issued pursuant to our current or future patent applications, and patents issued pursuant to such applications, or any patents we own or have licenses to use, may be invalidated, circumvented or challenged;

•

the rights granted under any such patents may not provide competitive advantages to us or adequately safeguard and maintain our technology;

•

we could incur substantial costs in seeking enforcement of our patents against infringement or the unauthorized use of our trade secrets, proprietary know how or other intellectual property by others; and

•

the laws of foreign countries in which our products are manufactured and sold may not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, and such laws may not be enforced in an effective manner.

For specific information relating to two intellectual property disputes that could have an adverse effect on our results of operations, see Item 4.B. “Business Overview—Legal Proceedings.”

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

Sales to customers outside Japan accounted for 61.0%, 63.6% and 69.1% of our consolidated net sales during the years ended March 31, 2004, 2005 and 2006, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen against the U.S. dollar will generally have a negative effect on our operating income and net income. We experience volatility in our results of operations as a result of foreign currency exchange rate fluctuations when or result of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in yen. We also experience foreign exchange risk to the extent that our sales and expenses or those of our subsidiaries are denominated in different currencies. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the fourteen operating segments that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nisshin Corporation. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. In addition, year-end closing adjustments and other items are not included in segment totals. These aspects of our segment data could make it more difficult for us to evaluate the relative performance of individual segments and our overall operations in a timely manner, as compared with segment data compiled on a uniform U.S. GAAP basis.

We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations

We produce and sell a large percentage of our products at locations in the following developing countries: China, Thailand, Malaysia, Indonesia, the Philippines and Vietnam. In particular, we are growing reliant on our production bases in China, where we continue to move manufacturing operations in order to take advantage of more competitive production and supply costs. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we would be able to continue to manufacture our products cost-efficiently or at all. The governmental authorities of those areas may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there. Dependence on overseas production, especially in developing countries, and managing international operations expose us to a number of additional risks associated with foreign commerce, including the following:

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economic slowdown or downturn in the relevant industries in foreign markets;

•

international currency fluctuations;

•

general strikes or other disruptions in working conditions;

•

political instability (recently for example, terrorist activities);

•

trade restrictions or changes in tariffs;

•

outbreaks, such as avian flu, that inhibit international or regional commerce

•

the difficulties associated with staffing and managing international operations;

•

generally longer receivables collection periods;

•

unexpected changes in or imposition of new legislative or regulatory requirements;

•

relatively limited protection for intellectual property rights in some countries;

•

potentially adverse taxes; and

any or all of these risks could adversely affect our business, financial condition and results of operations.

We may become subject to more stringent environmental regulations in the future

Our operations and manufacturing processes are subject to a wide range of environmental laws and regulations in Thailand, the Philippines, Singapore, Japan, the United States and other countries. These regulations may become more stringent over time. In such a case, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws could increase and be significant, which would materially and adversely affect our business, financial condition and results of operations.

We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business

Our continued success will depend to a significant extent on the efforts and abilities of our founder and current President and CEO, Mr. Shigenobu Nagamori. Mr. Nagamori is actively engaged in our management and determines our strategic direction, especially with regard to acquisition activity. While we are in the process of establishing a management structure designed to reduce our dependence on Mr. Nagamori, his sudden departure or reduced attention to us could have a material adverse effect on our operations, financial condition and operating results.

For our business to continue effectively, we will need to attract and retain qualified personnel

Our business depends on the continued employment of our senior management, engineering and other technical personnel, many of whom would be extremely difficult to replace. To maintain our current market position and support future growth, we will need to hire, train, integrate and retain significant numbers of additional highly skilled managerial, engineering, manufacturing, sales, marketing, support and administrative personnel. Competition worldwide for such personnel is extremely intense, and there can be no assurance that we and our affiliates will be able to attract and retain such additional personnel.

5. Material Contractual Agreements

(1) Mutual technical service contracts

Party to a contract	Counterparty	Country	Segment	Content	Contract term
Nidec	Minebea Co.,Ltd.	Japan	Fluid dynamic bearing unit and Spindle motor for hard disk drive	Patents and others cross license contract Note	From 2004/12/18 to the expiration date of the last patent

Note: Nidec has already received value as a job lot

(2) Umbrella agreement for the new motor technology

Party to a contract	Counterparty	Country	Segment	Content	Contract term
Nidec	Seagate Technology LLC	U.S.A.	Motors, parts and production and inspection equipments for motors	1. Mutual patent licensing 2. Know how license and technical assistance 3. Supply of motors	From 2000/4/1 to 2005/4/1

Note: Patent mutual licensing of the above contract stipulates that Nidec shall pay the prescribed amount as a royalty every year until 2005/4/1 and Nidec will be able to use the patent until the expiration of the patent by paying additional fees for another 3 years after the expiration of this contract.

(3) Joint venture company

Party to a contract	Counterparty	Country	Joint venture company	Contribution pro rata	Date of establishment	Remarks
Nidec	NTN Corporation	Japan	NTN-Nidec (Zhejiang) Corporation	Nidec US$ 8,400 K NTN US$12,600 K	2002/8/28	Business collaboration with respect to fluid dynamic bearing unit of spindle motor for hard disk drive
Nidec	NTN Corporation	Japan	NTN-Nidec (Thailand) Co. Ltd.,	Nidec TB 240,000 K NTN TB 360,000 K	2005/11/9	Business collaboration with respect to fluid dynamic bearing unit of spindle motor for hard disk drive

Note: Contribution amounts include the total amounts contributed as of March 31, 2006.

(4) Technical service contracts and manufacturing and sales contracts for consolidated subsidiaries

Party to a contract	Counterparty	Country	Contract details	Calculation basis for royalty	Date of contract	Contract term
Nidec Tosok Corporation	Nissan Motor Co., Ltd.	Japan	Acquisition of technical information, manufacturing and sales right for image inspection system	Prescribed amount per one product (Payable)	1993/6/28	6 years and automatic renewal basis after expiration
	Telstar Engineering Co., Ltd.	Republic of Korea	Provision of manufacturing and sales right for column type air micro meter, AE converter, etc.	3% on sales amount (Receivable)	2000/12/21	5 years and automatic renewal basis after expiration
	Kefico Corporation	Republic of Korea	Provision of technical information, know-how, manufacturing and sales right for RXC distributing board	3% on sales amount (Receivable)	2003/3/24	8 years
Nidec Sankyo Corporation	Canon Inc.	Japan	Business alliance in the business sector of office equipment	N/A	N/A	N/A
	Mitsubishi Electric Corporation	Japan	Acquisition of license of industrial property right, excluding trademark right for optical pickup	Prescribed percentage on sales amount (Payable)	N/A	From 1999/3/2 to 2009/11/2
	Olympus Optical Co.,Ltd.	Japan	Acquisition of license of industrial property right, excluding trademark right for optical pickup	Prescribed percentage on sales amount (Payable)	N/A	From 2000/9/20 to 2007/2/28

Section 2. Business Results

6. R&D Activities

The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology.

Under the policy, each R&D division of Nidec Corporation and its consolidated subsidiaries develops new businesses through mutual technological synergies and strives to create potential growth businesses in a timely manner, in addition to creating new products and conducting research for advanced technical development.

The Nidec group incurred research and development expenses of ¥29,232 million for the year ended March 31, 2006. R&D activities and expenses by business segments are as follows:

(a) NCJ

      For R&D activities in this segment, the Central Development Technical Research Laboratory has responsibility, in addition to basic and applied research, for research and development of new products and technical support and assistance and for starting production and improvements in quality for new products of HDD spindle motors. The Motor Engineering and Research Laboratory conducts a basic study of drive technology with the company’s long-term business development in view. R&D activities in relation to mass production and quality improvements in mid-size motors for automobiles and small precision DC motors and small precision fans other than HDD spindle motors are carried out at the Shiga Technical Development Center. The Nagano Technical Development Center is responsible for R&D activities in relation to mass production and quality improvements in HDD spindle motors. The Tottori Technical Development Center is responsible for precedent R&D activities in relation to brushless DC fans motors, including standards for brushless DC fans motors. Research and development expenses in this segment for the year ended March 31, 2006 were ¥17,875 million.

(b) NCS

R&D activities in this segment have responsibility for research and development of HDD spindle motors to meet market needs in timely manner.

Research and development expenses in this segment for the year ended March 31, 2006 were ¥176 million.

(c) NSNK

R&D activities in this segment have responsibility for research and development of intelligent mechanism products, which have combined fine mechatronics and software, coupled with development of ultra-precision processing technology. These activities include research and development of each of the following fields of multimedia equipment, information accessory equipment such as computers, industrial equipment, home electronics and housing equipment.

Research and development expenses in this segment for the year ended March 31, 2006 were ¥4,435 million.

(d) NCPL

R&D activities in this segment have responsibility for research and development of optical parts, small precision motors and laboratory systems equipment. The focus of the research and development is on new technology and new products for business areas with planned expansion and cutting edge products, such as digital cameras and mobile phones.

Research and development expenses in this segment for the year ended March 31, 2006 were ¥3,375 million.

(e) NTSC

R&D activities in this segment have responsibility for research and development of automobile parts, semiconductor production equipment and testing equipment. With regard to automobile parts, focus is placed on the research and development of auto speed drives, variable speed drives and hydro-pneumatic accumulator products to upgrade functions and quality and to strengthen international price competitiveness. With regard to semiconductor production equipment and testing equipment, focus is placed on research and development of expanding market share by introducing new products as well as improving performance and upgrading the existing product line with multifunctional capabilities.

 Research and development expenses in this segment for the year ended March 31, 2006 were ¥666 million.

(f) NCEL

R&D activities in this segment have responsibility for research and development of electric circuit parts, pressure sensors and actuators with the aim of expanding market share and upgrading the existing product line as well as developing new products.

Research and development expenses in this segment for the year ended March 31, 2006 were ¥1,066 million.

(g) NSBC

R&D activities in this segment have responsibility for research and development of mid-size motors for automobiles, industrial equipment and household appliances.

Research and development expenses in this segment for the year ended March 31, 2006 were ¥335 million.

(h) NSCJ

R&D activities in this segment have responsibility for research and development of power transmission drives, control devices, measuring and factory automation equipment.

Research and development expenses in this segment for the year ended March 31, 2006 were ¥284 million.

(i) NNSN

R&D activities in this segment have responsibility for research and development of optical components based on technology for optoelectronics.

Research and development expenses in this segment for the year ended March 31, 2006 were ¥144 million.

(j) All Others

R&D activities in this sector segment have responsibility for research and development of machinery, electrical parts and optical parts.

Research and development expenses in this segment for the year ended March 31, 2006 were ¥876 million.

R&D activities for the “NET(Nidec Electronics (Thailand) Co., Ltd )” , “NCC(Nidec (Zhejiang) Co., )” ,“NCD (Nidec (Dalian) Limited )” and “NCH (Nidec (H.K.) Co., Ltd.)” , “NCF(Nidec Philippines Co.,)” segments are not performed.

7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1) Application of Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in our financial statements is a critical accounting estimate if it requires us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We have identified the following critical accounting policies with respect to our financial presentation.

Inventories

Our inventories, which consist primarily of finished products such as hard disk drive spindle motors, are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We may have to recognize large amounts of inventory write-off as a result of an unexpected decline in market conditions, changes in demand or our product line.

Other-than-temporary Losses on Marketable Securities

We review the market value of our marketable securities at the end of each fiscal quarter. Our marketable securities consist of available-for-sale securities and investments in listed subsidiaries. Other-than-temporary losses on individual marketable securities are charged to income in the period as incurred. Losses on available-for-sale securities are classified as other-than-temporary based on the length of time and the extent to which the fair value has been less than the carrying amount. When the carrying amount of the equity-method investment exceeds the quoted market value at the end of each period, we write down such investment to the market value if the decline in fair value below the carrying amount is considered other-than-temporary. In determining if a decline in the fair value of equity-method investment is other-than-temporary, we take into consideration the length of time and the extent to which the fair value has been less than the carrying amount, the financial condition and estimated future profitability of the company. The fair value of marketable securities is based on quoted market prices. Our management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of underlying companies and prevailing market conditions in which these companies operate to determine if our investment in each of these companies is impaired and whether the impairment is other-than-temporary.

We believe that the accounting estimate related to investment impairment is a critical accounting policy because:

•

it is highly susceptible to change from period to period because it requires our management to make assumptions about future financial condition and cash flows of investees; and

•

the impact that recognizing an impairment would have on the total assets reported on our balance sheet as well as our operating income would be material.

As of March 31, 2006, the estimated fair value of our marketable securities was ¥19,676 million. We recorded gain on marketable securities in the amount of ¥3,869 million for the years ended March 31, 2006.

Allowance for Doubtful Accounts

We maintain a general allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2006, sales to our six largest customers represented approximately 34% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2006, six customers represented ¥36,960 million, or 29%, of our gross accounts receivable. In addition, during economic downturns, certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥538 million as of March 31, 2006. Our trade notes and accounts receivable balance was ¥143,738 million, net of allowance for doubtful accounts, as of March 31, 2006.

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2006 we had deferred tax assets in the amount of ¥21,457 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥11,602 million as of March 31, 2006, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets, consisting primarily of property, plant and equipment, comprised approximately 31% of our total assets as of March 31, 2006. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we have reviewed the respective assets for impairment. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Valuation of Goodwill

We assess the impairment of acquired goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•

significant underperformance relative to expected historical or projected future operating results;

•

significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•

significant negative industry or economic trends;

•

significant decline in the stock price of the acquired entity for a sustained period; and

•

market capitalization of the acquired entity relative to its net book value.

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥44,266 million as of March 31, 2006.

Pension Plans

We account for our defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions.” For periodic pension calculation, we are required to assume some components, which include expected return on plan assets, discount rate, rate of increase in compensation levels and average remaining years of service. We use long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop our expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments (rated AA by a recognized rating agency) for which the timing and amount of cash inflows approximates the estimated outflows of the defined benefit plan. We assume a rate of increase in compensation levels and average remaining years of service based on our historical data. Changes in these assumptions will have an impact on our net periodic pension cost.

(2) Results of Operations – Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net Sales

Our net sales increased ¥50,997 million, or 10.5%, from ¥485,861 million for the year ended March 31, 2005 to ¥536,858 million for the year ended March 31, 2006.

Small Precision Motors

The net sales for the fiscal year ended March 31, 2006 is ¥273,759 million, an increase of about ¥51,045 million compared with the previous fiscal year (22.9%). As to the HDD motor business, sales amount increased 38% compared with the previous fiscal year, and in view of quantity, it increased more than 32%. Accordingly, average selling price on Yen basis was surge of 4% or more compared with the previous fiscal year. However, as the Japanese yen depreciated by more than 5% with respect to the U.S. dollar in the fiscal year ended March 31, 2006 compared with the previous fiscal year, the price decreased slightly at an annual rate of 1% on a dollar basis. The factor that held the average selling price back to a slight extent is increase of sales volume of high capacity products with 2.5 and 3.5 inches. Other DC motors (including those for DVDs) increased by about ¥5,397 million (8.8%) compared with the previous fiscal year in which decrease of motors for AV of Nidec Sankyo is included. Sales amount and quantity that relate only to Nidec as before are an increase of about 28% for each in comparison with the previous fiscal year. Net sales of fan motors was an increase of 1% or more. The quantity is nearly the same with the previous fiscal year. As a result of adoption of the JIT system by major customers, appropriation of net sales was equivalent to 10% of the net sales in the fiscal year ended March 31, 2006 carried forward. Accordingly, the business is expanding smoothly.

Mid-size Motors

The net sales was ¥37,767 million or an increase of 6.2%, or increased sales of about ¥2,203 million compared with the previous fiscal year. About ¥1,200 million of the increase relates to the net sales of motors for power steering. Sales of motors for home appliances and industry increases, too.

Machinery

The net sales of the business is ¥73,243 million, or a decrease of about ¥3,714 million (4.8%). The decrease in the fiscal year ended March 31, 2006 is due to decreased sales of laboratory systems and card printers at Nidec Copal and decreased sales in the semiconductor manufacturing device business at Nidec Tosok. However, sales of liquid crystal substrate robots and card readers at Nidec Sankyo has expanded smoothly.

 Electronic and optical components

The net sales of the business ¥was 128,791 million, or an increase of about ¥374 million (0.3%). The increase in this business was attained by optical pick-up units and units for home appliances, etc. of Nidec Sankyo. However, optical parts of Nidec Copal and actuators of Nidec Copal Electronics decreased in comparison with the previous fiscal year.

 Others

The net sales of the business was ¥23,298 million, an increase of about ¥1,089 million (4.9%). The increase in net sales income was mainly due to pivot assembly and automobile parts of Nidec Tosok.

Cost of Products Sold

Our cost of products sold increased ¥42,074 million, or 11.3%, from ¥370,938 million for the year ended March 31, 2005 to ¥413,012 million for the year ended March 31, 2006 due primarily to increased sales. As a percentage of net sales, cost of sales increased slightly from 76.3% to 76.9%, due primarily to a cost increase caused by a rise in materials prices such as steel and copper.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥5,848 million, or 16.5%, from ¥35,340 million for the year ended March 31, 2005 to ¥41,188 million for the year ended March 31, 2006. This increase was due in part to a ¥1,059 million loss on bad debts at Nidec Copal Corporation resulting from the insolvency of AgfaPhoto GmbH. In addition, during the previous year, we had a gain from reversal of accrued retirement benefit to directors amounting to ¥1,001 million and from the termination of the employee’s pension fund at Nidec Copal Corporation amounting to ¥2,312 million, which were recognized as a decrease in selling, general and administrative expenses, which we did not experience in the year ended March 31. 2006. We also had an increase in personnel expenses of ¥1,460 million due mainly to an increase in our employees. As a percentage of net sales, selling, general and administrative expenses increased from 7.3% for the year ended March 31, 2005 to 7.7% for the year ended March 31, 2006.

Research and Development Expenses

Our research and development expenses increased ¥3,314 million, or 12.8%, from ¥25,918 million for the year ended March 31, 2005 to ¥29,232 million for the year ended March 31, 2006. This was primarily due to an increase in expenses for our research and development with respect to sub-1.8 inch hard disk drive spindle motors, mainly used for portable music players, and mid-size motors, mainly used for automobile steering systems. An increase in expenses related to research and development resources, including labor costs for technical personnel, was another contributing factor.

Operating Income

As a result of the foregoing factors, our operating income decreased ¥239 million, or 0.4%, from ¥53,665 million for the year ended March 31, 2005 to ¥53,426 million for the year ended March 31, 2006. As a percentage of net sales, operating income decreased from 11.0% to 10.0%.

Small Precision Motors

The operating income of the precise small size motor business was ¥35,578, an increase of ¥9,555 million, or 36.7% compared with the previous fiscal year. The increase is brought by improvement of profitability due to a larger increase of various kinds of motors, and enhanced structure of high value added products for note book PCs in motors for HDDs and optical disc DVDs.

Mid-size Motors

The operating income of the business posted a loss of about ¥1,863 million. The profitability of mid size motors deteriorated because of higher cost of materials such as steel, in addition to overseas transfer of production, cost increases due to active investment such as deployment in China, especially tackling with the development of brushless DC and new products, and market development. However, as the production in China has commenced smoothly and the surge in cost of materials has been absorbed, there may be profitability moving forward.

Machinery

Although ¥11,111 million was posted as operating income, there was a decrease of ¥875 million compared with the previous fiscal year. Individually, Nidec Copal and Nidec Tosok suffered a profit decline , and ¥1,600 million or more of bad debt expense related to bankrupted Agfa Photo GmbH was appropriated.

Electronic and optical components

The operating income was ¥9,722 million, a decrease of ¥2,693 million compared with the previous fiscal year. The decrease is due to a decrease of about two billion yen by the two companies that suffered decreased sales. Nidec Copal was forced to spend much more in order to correspond to an increase of orders amid the delay of introduction of new products of plastic lens units, while Nidec Copal Electronics faced a price drop a decreased demand of optical and information terminals, copying machines, and game playing devices, etc., while the sales related to actuators had good profitability. Further, Nidec Sankyo faced stagnant income, notwithstanding the increased sales related to optical pick-up units in addition to decreased income of plastic-mold products for electronic devices.

Others

The operating income of this business was ¥2,074 million, a decrease of ¥619 million compared with the previous fiscal year. The decrease was due to the automobile parts business of Nidec Tosok. The product of electromagnetic valves faced technical generation changes and thereby resulted in development and investment in preparation of a new product going ahead. In addition, it was affected by the decline of prices and surge of prices of raw materials.

Other Income (Expenses)

Other income increased ¥7,327 million, or 202.1%, from ¥3,625 million for the year ended March 31, 2005 to ¥10,952 million for the year ended March 31, 2006. Interest and dividend income increased ¥735 million, or 79.1%, from ¥929 million for the year ended March 31, 2005 to ¥1,664 million for the year ended March 31, 2006. This was primarily due to interest income attributable to the increased average balance of our foreign currency deposits and increases in interest rates. Gain from marketable securities, net increased ¥2,283 million, or 143.9%, from ¥1,586 million for the year ended March 31, 2005 to ¥3,869 million for the year ended March 31, 2006. This increase was attributable to profitable sales of marketable securities, reflecting favorable stock prices. Foreign exchange gain increased ¥5,489 million, or 230.9%, from ¥2,377 million for the year ended March 31, 2005 to ¥7,866 million for the year ended March 31, 2006. This was principally due to an increase in the balance of our foreign currency denominated assets during the year ended March 31, 2006 and a further depreciation in the value of the yen against relevant foreign currencies, as compared to the year ended March 31, 2005. The exchange rate of the yen against the U.S. dollar as of March 31, 2005 and 2006 was 107.39 yen and 117.47 yen, respectively.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥7,088 million, or 12.4%, from ¥57,290 million for the year ended March 31, 2005 to ¥64,378 million for the year ended March 31, 2006.

Provision for Income Taxes

Our provision for income taxes increased ¥2,366 million, or 18.4%, from ¥12,847 million for the year ended March 31, 2005 to ¥15,213 million for the year ended March 31, 2006.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries decreased ¥2,784 million, or 25.4%, from ¥10,954 million for the year ended March 31, 2005 to ¥8,170 million for the year ended March 31, 2006. This was due primarily to a decrease in income of group companies and a decrease in minority interest as a result of an increase in interests held in subsidiaries such as Nidec Copal Corporation and Nidec Tosok Corporation.

Equity in Net (Income)/Losses of Affiliated Companies

Equity in net losses of our affiliated companies increased ¥12 million, or 35.3%, from ¥34 million for the year ended March 31, 2005 to ¥46 million for the year ended March 31, 2006. This was primarily due to an increase in net losses of affiliates accounted for by the equity method.

Net Income

As a result of the foregoing, our net income increased ¥7,494 million, or 22.4%, from ¥33,455 million for the year ended March 31, 2005 to ¥40,949 million for the year ended March 31, 2006.

(3) Analysis of financial position

Total assets increased ¥81,797 million from ¥484,173 million to ¥565,970 million for the year ended March 31, 2006. Current assets increased ¥50,604 million from ¥260,943 million to ¥311,547 million for the year ended March 31, 2006. Cash and cash equivalents increased ¥21,968 million. Trade accounts receivable and inventories increased ¥15,430 million and ¥11,512 million, respectively, due to an increase in sales.

Property, plant and equipment increased ¥27,022 million due primarily to additional machinery and equipment acquired to meet increased production in overseas companies.

Goodwill increased ¥3,602 million from ¥40,664 million to ¥44,266 million for the year ended March 31, 2006 because of payments for additional investments in subsidiaries.

Total liabilities increased ¥17,707 million from ¥221,626 million to ¥239,333 million for the year ended March 31, 2006. This was mainly due to increases of short-term borrowings of ¥15,143 million and trade notes and accounts payable of ¥13,977 million while long-term debts decreased ¥9,545 million.

Total shareholders’ equity increased ¥56,619 million, or 27.3%, from ¥207,040 million for the year ended March 31, 2005 to ¥263,659 million for the year ended March 31, 2006. This increase was mainly due to an increase in retained earnings of ¥37,380 million, offset by dividends paid of ¥3,569 million. Common stock and additional paid-in capital increased by 8,482 million due to the conversion of convertible debt. In addition, foreign currency translation adjustments increased ¥9,391 million due to the depreciation of the yen to other main currencies. As a result, the ratio of stockholders’ equity to total assets increased 3.8% from 42.8% as of March 31, 2005 to 46.6% as of March 31, 2006.

(4) Liquidity and Capital Resources

Net cash provided by operating activities increased ¥11,599 million from ¥44,333 million for the year ended March 31, 2005 to ¥55,932 million for the year ended March 31, 2006. This was mainly due to an increase in net income of ¥7,494 million. Accrual for pension and severance costs, net payment increased ¥6,428 million, due to the absence of a transfer to the Japanese Government of Substitutional Portion of Employee Pension Fund Liabilities, which occurred the previous fiscal year. In addition, changes in operating assets and liabilities increased ¥3,597 million mainly due primarily to an increase in notes and accounts payable as compared to the prior year. On the other hand, the total non-cash income statement items decreased ¥6,579 due to decreases in foreign currency adjustments, minority interest in income of consolidated subsidiaries, gain from sales of marketable securities and loss on disposal of property and equipment of ¥3,485 million, ¥2,784 million, ¥2,251 million and ¥1,356 million, respectively, while depreciation increased ¥4,757 million.

Net cash used in investing activities decreased ¥1,913 million from ¥45,888 million for the year ended March 31, 2005 to ¥43,975 million for the year ended March 31, 2006. This mainly resulted from a decrease in payments for additional investments in subsidiaries of ¥6,820 million and an increase in additions to property, plant and equipment to meet increased production in overseas companies of ¥5,928 million.

Net cash provided by financing activities was ¥5,344 million for the year ended March 31, 2006, while net cash used in financing activities was ¥2,494 million for the year ended March 31, 2005. This was mainly because short-term borrowings increased more than other payments such as repayments of long-term debt and dividends paid this year, while short-term borrowings, long-term debt and dividends paid decreased more than proceeds from issuance of new shares last year.

We fund our growth primarily with funds generated from operations, proceeds from issuances of new shares, unsecured bonds, including convertible bonds, and borrowings from banks. We believe that these funding sources, as well as future sources of external funding, will be sufficient to meet our capital requirements for the current fiscal year. The uses of funds raised are capital expenditures, investment in and financing of affiliated companies and repayment of borrowings from banks. We intend to implement additional funding programs as the need arises to further strengthen our capital base, and thus enhance the balance between borrowings and equity capital. Part of the funds raised going forward will be reserved and utilized for potential mergers and acquisitions.

During the year ended March 31, 2005, we issued 5,620,000 shares of common stock in a public offering in Japan and received proceeds in the amount of ¥59,954 million. We used the proceeds mainly for capital expenditures and the remainder for repayments of borrowings. We intend to obtain significant amounts of cash through offerings of securities as necessary in the future.

We actively seek to implement group financing strategies within Nidec Group in order to improve our cash efficiencies on a consolidated basis and reduce capital costs. We prepared a “Cash management system” during the fiscal year ended March 31, 2006 and introduced it in April 2006. Our subsidiaries actively repay loans with higher interest rates from banks and we extend loans with lower interest rates to these subsidiaries. We work to reduce finance costs on a consolidated basis by thoroughly reviewing and managing the group’s financing costs and allocating surplus cash effectively within the group through balancing cash flows and investment activities including mergers and acquisitions.

Section 3 Capital Expenditures

1. Overview of capital expenditures

For the year ended March 31, 2006, the Nidec group invested ¥43,185 million, due primarily to an increase in tangible fixed assets for the small precision motor business as its core business and production capacity and the introduction of new models at overseas subsidiaries in each segument.

Investment segment information was prepared in “Section 5 Financial information 1. Consolidated Financial Statements (1) Consolidated Financial Statements.

2. Main facilities

The main facilities for Nidec group are as follows:

1) Nidec

			(As of March 31, 2006)
Company name (Address)	Business segment	Contents of fixed assets	Book value					Number of Employees
			Building and structure (¥million)	Machinery, equipment and delivery equipment (¥million)	Land (¥million) (thousand square meter)	Factory tools and office equipment (¥million)	Amount (¥million)
Head Office Building and Central Development Technology Laboratory (Kyoto)	NCJ	Controlling and administrative office and research laboratory	5,031	624	3,591 (20)	842	10,088	504 (32)
Sales Department Tokyo and Nidec Motor Engineering Research Laboratory (Tokyo）	NCJ	Sales office and research laboratory	2,106	1	2,026 (2)	123	4,256	59 (6)
Shiga Technical Development Center (Shiga）	NCJ	Research and manufacturing equipments for small precision DC motors and mid-size motors	1,324	182	1,681 (60)	302	3,489	432 (95)
Nagano Technical Development Center (Nagano）	NCJ	Research and manufacturing equipments for small precision DC motors	435	239	74 (9)	343	1,091	172 (59)
Tottori Technical Development Center (Tottori)	NCJ	Research and manufacturing equipments for small precision DC motors and small precision fans	206	54	198 (51)	70	528	92 (24)
Former Head Office Building (Kyoto)	NCJ	Rental facility (Note 3)	803	7,437	307 (2)	5	8,552	- (-)

(Note) 1. Book value is amount of financial statements is based on the Japanese GAAP.

2. Parenthesis (  ) in the column of the number of employees indicates the annual average number of temporary employees and is not included in the number of employees above parenthesis.

3. Nidec Corporation rents out its former head office building to Nidec-Read Corporation.

2) Domestic subsidiaries

						(As of March 31, 2006)
			Book value
Company name (Address)	Business segment	Contents of fixed assets	Building and structure (¥ million)	Machinery, equipment and delivery equipment (¥ million)	Land (¥ million) (thousand square meter)	Factory tools and office equipment (¥ million)	Amount (¥ million)	Number of Employees
Nidec Sankyo Corporation (Nagano)	NSNK	electronic and optical components equipment, Manufacturing equipment for small precision motors, industrial machinery, research and development equipment	3,134	1,377	5,699 (146)	1,152	11,362	1,245 (20)
Nidec-Shimpo Corporation (Kyoto)	NSCJ	Manufacturing equipment for transmissions and reducers	3,743	302	3,916 (36)	180	8,141	389 (48)
Nidec Tosok Corporation (Kanagawa)	NTSC	Manufacturing equipment for FA related equipment and automobile parts	4,431	1,108	1,750 (70)	563	7,852	632 (59)
Nidec Copal Corporation (Tokyo)	NCPL	Manufacturing equipment for small precision motors, FA related equipment and optical components	2,343	1,497	3,208 (249)	1,536	8,584	883 (87)
Nidec Copal Electronics Corporation (Tokyo)	NCEL	Manufacturing equipments for electronic circuit parts and pressure sensors	1,086	1,210	1,083 (93) [3]	626	4,005	553 (118)
Nidec Shibaura Corporation (Fukui)	NSBC	Manufacturing equipments for mid-size motors	533	135	- (-) [59]	62	730	389 (82)
Nidec Nissin Corporation (Nagano)	NNSN	Manufacturing equipments for optical component	933	597	964 (30)	315	2,809	342 (60)
Nidec Power Motor Corporation (Fukuoka)	Others	Manufacturing equipments for mid-size motors	240	50	953 (96) [68]	30	1,273	222 (353)
Nidec-Kyori Corporation (Shiga)	Others	Manufacturing equipments for FA related equipment	187	131	1,141 (18)	66	1,525	141 (-)

 (Note) 1. Book value is amount of financial statements which is based on each country’s GAAP.

2. Parenthesis (  ) in the column of the number of employees indicates the annual average number of temporary employees and is not included in the number of employees above parenthesis.

3. Bracket [  ] in the column of land indicates the area (thousand square meter) of leased land and is not included in the area above this bracket.

3) Overseas subsidiaries

			(As of March 31, 2006)
Company name (Address)	Business segment	Contents of fixed assets	Book value					Number of Employees
			Building and structure (¥ million)	Machinery, equipment and delivery equipment (¥ million)	Land (¥ million) (thousand square meter)	Factory tools and office equipment (¥ million)	Amount (¥ million)
Nidec Electronics (Thailand) Co., Ltd (Thailand)	NET	Manufacturing equipment for small precision DC motors	1,910	3,016	566 (109) [12]	4,739	10,231	7,044 (6,636)
Nidec Precision (Thailand) Co., Ltd. (Thailand)	NET	Manufacturing equipment for components for small precision DC motors	369	2,463	146 (27)	910	3,888	2,808 (4)
Nidec (Dalian) Limited (China)	NCD	Manufacturing equipment for small precision DC motors and small precision fans	2,026	1,626	- (-) [48]	1,354	5,006	8,674 (21)
Nidec Philippines Corporation (Philippines)	NCF	Manufacturing equipment for small precision DC motors	2,312	7,284	- (-) [67]	186	9,782	3,742 (4,881)
Nidec Tosok (Vietnam) Corporation (Vietnam)	Others	Manufacturing equipment for small precision fans and automobile parts	1,574	4,833	- (-) [29]	118	6,525	4,183 (-)
Nidec Shibaura (Zhejiang) Corporation (China)	Others	Manufacturing equipment for mid-size motors	687	6,506	- (-) [50]	564	7,757	2,846 (-)
Nidec Shibaura Electronics (Thailand) Co., Ltd. (Thailand)	Others	Manufacturing equipment for mid-size motors	372	2,018	294 (28)	51	2,735	1,482 (-)
Nidec Subic Philippines Corporation (Philippines)	Others	Manufacturing equipment for small precision DC motors	1,961	1,962	- (-) [96]	1,402	5,325	1,865 (3,091)
Nidec (Zhejiang) Corporation (China)	NCC	Manufacturing equipment for small precision DC motors	439	2,502	- (-) [75]	658	3,599	2,482 (219)
Nidec Sankyo (H. K.) Co., Ltd. (China)	Others	Manufacturing equipment for small precision motors	218	2,286	- (-) [84]	382	2,886	71 (-)
Nidec Copal (Zhejiang) Corporation (China)	Others	Manufacturing equipment for shutters, units and precision parts	794	1,911	- (-) [51]	219	2,924	2,126 (33)
Nidec Copal (Thailand) Co., Ltd. (Thailand)	Others	Manufacturing equipment for shutters and small precision motors	593	1,113	220 (27)	806	2,732	2,696 (6,374)

(Note) 1. Book value is amount of financial statements which is based on the Japanese GAAP.

2. Parenthesis (  ) in the column of the number of employees indicates the annual average number of temporary employees and is not included in the number of employees above parenthesis.

3. Bracket [  ] in the column of land indicates the area (thousand square meter) of leased land and is not included in the area above this bracket.

3. New capital investment plans and disposal plan of major equipment

The Nidec group plans new capital investment considering various factors, including its business forecast, market movements and investment efficiency. In principle, each of Nidec’s consolidated subsidiaries makes capital investment plans individually.

Material new capital investment planned as of March 31, 2006 are as follows.

(1) Material new capital investment

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)	Financing method	Time of commencement and expected completion	Added production capacity planned
Nidec Corporation (Kyoto, Japan)	NCJ	R&D laboratory	Total 2,614 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec Sankyo Corporation (Shimosuwa, Nagano, Japan) (Note)	NSNK	Manufacturing equipment for small precision motors, industrial machinery, electronic and optical components and R&D equipment	Total 8,605 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec Copal Corporation (Itabashi, Tokyo, Japan)	NCPL	Manufacturing equipment for optical components, laboratory systems and R&D equipment	Total 1,724 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec Copal (Thailand) Co., Ltd. (Pathumthani Thailand)	Other	Factory extension and Manufacturing equipment for optical components	Total 2,276 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec Copal Electronics Corporation (Shinjuku, Tokyo, Japan)	NCEL	New establishment of development center	Total 1,400 Paid -	Available funds	Start: Jun., 2006 Completion: Dec., 2006	-

Nidec Copal Electronics (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Others	Manufacturing equipment for electronic circuit parts and actuators	Total 850 Paid 471	Available funds	Start: Jun., 2005 Completion: Oct., 2006	-
Nidec Tosok Corporation (Zama, Kanagawa, Japan)	NTSC	Automobile parts, semiconductor production equipment and testing equipment	Total 926 Paid -	Available funds and Loan	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec Tosok (Vietnam) Corporation (Ho Chi Minh, Viet Nam)	Others	Manufacturing equipment for automobile parts	Total 3,147 Paid -	Available funds and Loan	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec Electronics (Thailand) Co., Ltd. (Ayutthaya, Thailand)	NET	Manufacturing equipment for small precision DC motors	Total 5,972 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec Philippines Corporation (Laguna, Philippines)	NCF	Manufacturing equipment for small precision DC motors	Total 3,412 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec (Zhejiang) Corporation (Pinghu, Zhejiang, China)	NCC	Manufacturing equipment for small precision DC motors	Total 1,492 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec Shibaura (Zhejiang) Corporation (Pinghu, Zhejiang, China)	Others	Manufacturing equipment for Mid-size motors	Total 741 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec Subic Philippines Corporation (Subic, Philippines)	Others	Manufacturing equipment for small precision DC motors	Total 4,433 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec (Dong Guan) Limited. (Dong Guan, Guangdong, China)	Others	Manufacturing equipment for small precision DC motors and small precision fans	Total 1,073 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-
Nidec (Dalian) Limited. (Dalian, China)	NCD	Manufacturing equipment for small precision DC motors and small precision fans	Total 916 Paid -	Available funds	Start: Apr., 2006 Completion: Mar., 2007	-

(Note) For the total amount of expected investment of Nidec Sankyo Corporation, the total amount of expected investment on a consolidated basis is stated, as the Company does not determine a capital investment plan by individual project at the end of each year.

(2) Disposal plan of major equipment

There is no disposal plan for major equipment as of March 31, 2006.

Section 4 Information about our corporate stock, directors and corporate governance

1. Common Stock

(1) Total common stock

(a) Total common stock

Authorized total shares of common stock issued and outstanding: 480,000,000 shares

(b) Number of shares of common stock outstanding as of March 31, 2006: 144,661,292 shares

Number of shares of common stock outstanding as of June 23, 2006 (Submission date): 144,669,692 shares

Our common stock is listed on the Tokyo Stock Exchange (1st section), the Osaka Securities Exchange (1st section) and the New York Stock Exchange.

Note: Shares converted from convertible bonds from June 1, 2006 to the date when this report submitted are not included in the number of shares above.

(2) Common stock preemptive rights

(a) Common stock preemptive rights and corporate bonds with stock preemptive rights

Nidec Corporation issued common stock preemptive rights according to the conditions of the Japanese Commercial Law Article 280, 20 and Article 280, 21, as follows:

1) The resolution of the annual general meeting of shareholders on June 26, 2002

	As of March 31, 2006	As of May 31, 2006
Number of common stock preemptive rights	1,756	1,714
Kind of shares to be preempted	Common stock	Common stock
Number of shares to be preempted	351,200 shares	342,800 shares
Amount to be paid on exercise of a preemptive right	¥3,675/share	¥3,675/share
Period to exercise preemptive rights	From July 1, 2004 to June 30, 2007	From July 1, 2004 to June 30, 2007
Price of shares issued by the exercise of preemptive rights	¥3,675/share	¥3,675/share
Amount to be capitalized by the exercise of preemptive rights	¥1,838/share	¥1,838/share

Terms and conditions for exercising preemptive rights

a) A person who has preemptive rights should be either a Director, Corporate Auditor or employee of Nidec Corporation or any of its consolidated subsidiaries or be a party to an advisor contract with Nidec Corporation or any of its consolidated subsidiaries.

b) When a person who has preemptive rights dies, such preemptive rights are not permitted to be exercised by the inheritors.

c) Pledges or any other kinds of disposal of preemptive rights are not permitted.

d) Other terms and conditions shall be determined in the contract for preemptive rights between Nidec　Corporation and entitled Directors, Corporate Auditors and employees.

Transfer of preemptive rights

Not permitted

Nidec Corporation issued common stock preemptive rights according to the conditions of the Japanese Commercial Law Article 341, 2, as follows:

2) The resolution of the board of directors on September 30, 2003 (Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008)

	As of March 31, 2006	As of May 31, 2006
Balance of convertible bonds	¥27,000 million	¥27,000 million
Number of common stock preemptive rights	13,500	13,500
Kind of shares to be preempted	Common stock	Common stock
Number of shares to be preempted	4,022,040 shares	4,022,040 shares
Amount to be paid on exercise of preemptive right per share	¥6,914.40	¥6,914.40
Period to exercise preemptive rights	From October 31, 2003 to October 3, 2008	From October 31, 2003 to October 3, 2008
Price of shares issued by the exercise of preemptive rights	¥6,914.40/share	¥6,914.40/share
Amount to be capitalized by the exercise of preemptive rights	¥3,458/share	¥3,458/share

Terms and conditions for exercising preemptive rights

In the event the Bonds are accelerated for Nidec, Stock Acquisition Rights shall not be exercised and each Stock Acquisition Right shall not be partially exercised.

Transfer of preemptive

N/A

(b) The convertible bond which issued before the Japanese Commercial Law revision

	As of March 31, 2006
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due 2006, convertible currently at ¥3,399.50 for one common share, redeemable before due date	-	3,399.5	1,700
As of May 31, 2006
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due 2006, convertible currently at ¥3,399.50 for one common share, redeemable before due date	-	-	-

(3) Changes in outstanding shares of common stock and capital

Period	Increase or decrease of outstanding shares of common stock (No. of shares)	Total outstanding shares of common stock (No. of shares)	Increase or decrease of capital (¥ million)	Capital account balance (¥ million)	Increase or decrease of paid-in capital (¥ million)	Balance of paid-in capital (¥ million)
From April 1, 2001 to March 31, 2002 (Note 1)	14,645	63,563,653	14	26,468	13	26,333
April 1, 2002 (Note 2)	-	63,563,653	-	26,468	9	26,343
From April 1, 2002 to March 31, 2003 (Note 3)	11,076	63,574,729	16	26,485	16	26,360
From April 1, 2003 to September 30, 2003 (Note 4)	174,142	63,748,871	162	26,647	162	26,522
October 1, 2003 (Note 5)	582,990	64,331,861	-	26,647	4,354	30,876
From October 1, 2003 to March 31, 2004 (Note 6)	686,037	65,017,898	2,346	28,994	2,346	33,223
From April 1, 2004 to June 17, 2004 (Note 7)	292	65,018,190	1	28,996	1	33,225
June 17, 2004 (Note 8)	5,000,000	70,018,190	26,765	55,761	26,758	59,983
From June 18, 2004 to July 15, 2004 (Note 9)	2,328	70,020,518	8	55,769	8	59,991
From July 15, 2004 (Note 10)	620,000	70,640,518	3,319	59,088	3,318	63,309
From July 16, 2004 to March 31, 2005 (Note 11)	611,945	71,252,463	2,092	61,180	2,094	65,403
From April 1, 2005 to November 18, 2005 (Note 12)	619,220	71,871,683	1,555	62,735	1,554	66,957
November 18, 2005 (Note 13)	71,542,257	143,413,940	-	62,735	-	66,957
From November 19, 2005 to March 31, 2006 (Note 14)	1,247,352	144,661,292	2,914	65,649	2,913	69,870

1. Increase due to the conversion of convertible bonds

2. Increase due to merger of Nidec Electronics Corporation

3. Increase due to conversion of convertible bonds

4. Increase due to conversion of convertible bonds

5. Increase due to exchange of shares between Nidec Corporation and Nidec-Shimpo Corporation

6. Increase due to conversion of convertible bonds

7. Increase due to conversion of convertible bonds

8. An increase due to public offering of new shares by bookbuilding formula:

Price of shares issued	¥11,041/share
Issue Price (¥)	¥10,704.70/share
Amount included in capital	¥5,353/share
Amount to be paid	¥53,524 million

9. Increase due to exercise of common stock preemptive rights and increase due to the conversion of convertible bonds

10. An increase due to allocation of new stocks to a third party.

(Secondary offering of new shares upon exercise of over-allotment option)

Issue price (¥)	¥10,704.70/share
Amount included in capital	¥5,353/share
Underwriting group	Mitsubishi Securities Co., Ltd.
Amount to be paid	¥6,637 million

11 Increase due to exercise of common stock preemptive rights and increase due to the conversion of convertible bonds

12. Increase due to exercise of common stock preemptive rights and increase due to the conversion of convertible bonds

13. Stock split (1:2, free issue)

14. Increase due to exercise of common stock preemptive rights and increase due to the conversion of convertible bonds

15. Total outstanding common shares, capital, and paid-in capital increased by 84,00 shares, ¥15 million, ¥15 million, respectively, due to exercise of preemptive rights and conversion of convertible bond April 1, 2006 to May 31, 2006.

(4) Shareholders

	As of March 31, 2006
	Status of outstanding shares (hundred shares per one unit)								Shares less than 1 unit (shares)
	Government and local authorities	Banking facilities	Securities companies	Other corporate person	Foreign corporate person etc	Foreign individual out of “Foreign corporate person”	Individual and others	Total
Number of shareholders	-	154	49	388	489	6	20,481	21,567	-
Number of shares held (unit)	-	619,571	10,362	126,828	427,461	23	261,469	1,445,714	89,892
Ratio of number of shares held (%)	-	42.86	0.72	8.77	29.56	0	18.09	100.00	-

(Note) 1. As for 42,110 treasury shares, 421 units are included in “Individual and others” and 10 shares are included in “Shares less than one unit”.

2. As for the shares registered under the name of custodian, 228 units were included in “Other corporate person” and 72 shares were included in “Shares less than one unit”.

(5) Principal shareholders

(As of March 31, 2006)

Shareholders	Address	Number of shares owned (thousand)	Percentage of total shares outstanding (%)
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsu-cho 2-Chome, Minato-ku Tokyo	12,581	8.7
Shigenobu Nagamori	Nishikyo-ku, Kyoto	11,946	8.26
Japan Trustee Service Bank, Ltd.	8-11, Harumi 1-Chome, Chuo-ku, Tokyo	10,876	7.52
S·N Kohsan Ltd.	518, Akinono-cho, Nakagyo-ku, Kyoto	8,867	6.13
State Street Bank & Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd）	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A (6-7, Kabuki-cho, Nihonbashi Tyuou-ku, Tokyo）	7,314	5.06
The Kyoto Bank, Ltd.	700, Yakushimae-cho, Shimogyo-ku, Kyoto	5,808	4.02
Dai-Ichi Life Insurance Company	13-1, Yuraku-cho 1-chome, chiyoda-ku, Tokyo	4,621	3.19
Nippon Life Insurance Company	In Nihon Life Stock Administration Department, 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	4,137	2.86
Trust & Custody Services Bank, Ltd.	Harumi Island Triton square office tower Z tou 8-12, Harumi 1-chome chuo-ku, Tokyo	3,835	2.65
Meiji Yasuda Life Insurance Company	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	3,366	2.33
Total		73,356	50.71

Notes 1. The details for the shares related with trustee business are as follows.

The Master Trust Bank of Japan, Ltd.	12,581 thousand shares
Japan Trustee Service Bank, Ltd	10,876 thousand shares
State Street Bank & Trust Company	7,314 thousand shares
Trust & Custody Services Bank, Ltd.	3,835 thousand shares

2. Fidelity Investments Japan Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 18, 2006 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Fidelity Investments Japan Limited held 11,095 thousand shares of Nidec Corporation as of March 31, 2006. However, as Nidec Corporation could not confirm the said shareholding at the end of this fiscal year, such information is not included in this list. However, the contents of the above report are as follows.

Major shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
Fidelity Investments Company	Shiroyama Trust Tower, 3-1, Toranomon 4-chome, Minato-ku, Tokyo	11,095,211	7.67
Total		11,095,211	7.67

3. JP Morgan Trust Bank Limited, JP Morgan Investment Management Inc, JP Morgan Whitefriars Inc, JP Morgan Asset Management (UK) Limited, JF Asset Management (Taiwan) Limited, JP Morgan Asset Management Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 12, 2006 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that their companies held 8,770 thousand shares of Nidec Corporation as of March 31, 2006. However, as Nidec Corporation could not confirm the said shareholding at the end of this fiscal year, such information is not included in this report. However, the contents of the above report are as follows.

Shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
JP Morgan Trust Bank Limited	Tokyo Building, 7-3,Marunouchi 2-Chome, Chiyoda-ku, Tokyo	81,100	0.06
JP Morgan Investment Management Inc.	522 5th Avenue, New York, New York 10036, U.S.A. (Tokyo Building, 7-3,Marunouchi 2-Chome, Chiyoda-ku, Tokyo)	16,858	0.01
JP Morgan WhiteFriars Inc	270 Park Avenue, New York, New York 10017, U.S.A.	35,700	0.02
JP Morgan Asset Management (UK) Limited	125 London Wall, London, EC2Y 5AJ, UK	3,580,600	2.48
JF Asset Management (Taiwan) Limited	17F, 65 Tun Hua S Road, Sec 2, Taipei, Taiwan	109,200	0.08
JP Morgan Asset Management Limited	Tokyo Building, 7-3,Marunouchi 2-Chome, Chiyoda-ku, Tokyo	4,947,000	3.42
Total		8,770,458	6.07

4. Capital Research And Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International Inc and Capital International S.A filed a “Report of Substantial Shareholding/Change of Shareholders” dated August 12, 2005 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that their companies held 2,128 thousand shares of Nidec Corporation as of July 31, 2005. However, as Nidec Corporation could not confirm the said shareholding at the end of this interim period, such information is not included in this report. However, the content of said report is as follows:

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Capital Research And Management Company	333 South Hope Street., Los Angeles, CA 90071, U.S.A.	280,200	0.39
Capital Guardian Trust Company	11100 Santa Monica Boulevard, 15th Fl., Los Angeles, CA 90071, U.S.A.	1,339,440	1.88
Capital International Limited	25 Bedford Street, London, WC2E 9HN UK	245,100	0.34
Capital International Inc	11100 Santa Monica Boulevard, 15th Fl., Los Angeles, CA 90025, U.S.A.	239,400	0.34
Capital International S.A.	3 Place des Bergues, 1201 Geneva, Switzerland	24,000	0.03
Total		2,128,140	2.98

5. Goldman Sachs Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated March 8, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Goldman Sachs Limited held 2,383 thousand shares of Nidec Corporation as of February 28, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this fiscal year, such information is not included in this report. The contents of the report made by Goldman Sachs Limited are as follows:

Shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
Goldman Sachs Japan Limited	Romasco Place at Wickhams Cay 1, Box 3140, Road Town, Tortola, British Virgin Islands (ARK Mori Building, 1-12-32,Akasaka Minato-ku, Tokyo)	655,700	1.03
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	781,700 *(289,096)	1.22 *(0.45)
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, U.S.A.	636,400	1.00
Goldman Sachs Investments Company	Akasaka Tameike Tower, 2-17-7, Akasaka Minato-ku, Tokyo	10,600	0.02
Goldman Sachs Princeton LLC	701 Mount Lucas Road, Princeton, NJ08540, U.S.A.	10,000	0.02
Total		2,094,400 * (289,096)	3.30 * (0.45)

* Figures in parenthesis in “Number of shares owned” and ” Percentage of total stock outstanding” are not included in the respective figures shown above, and they are related to the shares issuable upon the conversion of the convertible bonds and the rate of the number of  shares issuable upon the conversion of the convertible bonds against those of outstanding shares.

(6) Voting rights

(a) Outstanding shares

			As of March 31, 2006
	Number of shares	Number of voting rights (unit)	Contents
Shares without voting rights	-	-	-
Shares with limited voting rights (Treasury shares, etc.)	-	-	-
Shares with limited voting rights (Other)	-	-	-
Shares with full voting right (Treasury shares, etc.)	Shares of common stock 42,100	-	-
Shares with full voting right (Others)	Shares of common stock 144,529,300	1,445,293	-
Shares less than one unit	Shares of common stock 89,892	-	-
Total number of outstanding shares	144,661,292	-	-
Voting rights of total shareholders	-	1,445,293	-

Notes: In the column of “Shares with full voting rights (other),”, 22,800 shares under the name of Japan Securities Depository Center, Inc. and 200 shares under the name of Nidec Shimpo Corporation were included. Also, 228 voting rights related to Shares with full voting rights under the name of Japan Securities Depository Center, Inc. and 2 voting rights under the name of Nidec Shimpo Corporation were included. Nidec Shimpo Corporation was not substantially in possession of 200 shares of voting rights under the name of Nidec Shimpo Corporation.

(b) Treasury stock

Shareholders’ name	Shareholders’ address	Owned shares with self-addressed	Owned shares under other person’s name	Total owned shares	Percentage of common stock outstanding (%)
Nidec Corporation	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan	42,100	－	42,100	0.03
Total	－	42,100	－	42,100	0.03

(7) Stock option

Nidec Corporation has adopted a stock option plan with preemptive rights. Under the plan, common stock preemptive rights are to be issued to Directors, Corporate Auditors and employees of Nidec Corporation or its consolidated subsidiaries with advantageous terms and conditions based on section 280-20 and 280-21 of the Japanese Commercial Law, as was resolved in the shareholders’ meeting held on June 26, 2002. The details of the plan are as follows.

Date of resolution	June 26, 2002
Persons to be covered by the plan and the number of such persons	Directors, Corporate Auditors and employees of Nidec Corporation and its consolidated subsidiaries. See Note 1
Kind of shares to be preempted	See “(2) Preemptive right” of this section
Number of shares issued	See “(2) Preemptive right” of this section and Note 2
Amount paid at the exercise of preemptive right	See “(2) Preemptive right” of this section and Note 3
Period to exercise preemptive right	See “(2) Preemptive right” of this section
Terms and conditions for exercising preemptive right	See “(2) Preemptive right” of this section
Transfer of preemptive right	See “(2) Preemptive right” of this section

(Note) 1. Nidec Corporation issued preemptive rights dated May 14, 2003, and as a result a total of 1,147 persons (15 Directors, 1 Corporate Auditor and 1,077 employees of Nidec Corporation and 1 Director and 53 employees of Nidec’s consolidated subsidiaries) were entitled to receive the rights.

2. In case of a stock split or stock merge, the number of shares issued is to be adjusted by the following formula. However this adjustment shall be done only to the number of shares subject to preemptive rights which have not yet been exercised at that time and fractional figure less than 1 share after adjustment shall be discarded.

The number of shares after adjustment = the number of shares before adjustment x ratio of stock split or share merge

3. In case of stock split or stock merge, the amount to be paid is to be adjusted by the following formula and fractional figures less than ¥1 shall be rounded up.

Exercise price after adjustment

= Exercise price before adjustment x 1/ratio of stock split or stock merge

In case of shares issued with a price less than the market price (excluding capital increase by public offering and issued shares by exercise of preemptive rights), the exercise price is to be adjusted by the following formula and fractional figures less than ¥1 shall be rounded up.

Exercise price after adjustment

= Exercise price before adjustment x	(a) + ((b) x (c)) / (d)
(a) + (e)

(a) = The number of shares issued already

(b) = The number of shares to be issued newly

(c) = Amount to be paid per share

(d) = Market price before issuing new shares

(e) = The number of increase of shares from issuing new shares

If Nidec Corporation is to be merged, demerged, forced to reduce its capital or the like, the exercise price should be adjusted in a reasonable way accordingly.

2. Repurchase of shares

(A) Status of repurchase of shares according to the resolution of a shareholders meeting or a resolution of the board of directors.

(1) Status of treasury shares under the resolutions at the previous annual general meeting of shareholders: N/A.

(2) Status of treasury shares under the resolutions at the current annual general meeting of shareholders: N/A.

 (B) Repurchase of shares for the purpose of extinguishing the shares by gain from a capital reduction or by profit available for dividends according to the articles of incorporation or through redeemable shares

(1) Status of repurchase of shares under the resolution at the previous general meeting of shareholders: N/A

(2) The resolution for repurchase of shares at the general meeting of shareholders held on June 23, 2005: N/A

3. Dividend policy

Our dividend policy aims to increase dividends by increasing consolidated net income and to enhance retained earnings to strengthen corporate quality and to promote business expansion aggressively.

The dividend payable for the year ended March 31, 2006 was ¥20 per share in addition to the interim dividend ¥25 per share, in order to meet the support of shareholders and investors. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore, the distribution ¥20 of the end of the term corresponded to ¥40 before the stock split.

The dividend payout ratio for the year ended March 31, 2006 was 23.7%.

As to retained earnings, we will aim more business expansion by making more capital expenditures in the future.

The board resolution for the interim dividend for the year ended March 31, 2006 was made on October 28, 2005.

4. Price Range of Our Shares

(1) Highest and lowest market share price by fiscal year over the last 5 years

Fiscal year ended	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006
High (¥)	9,490	9,880	11,600	13,380	13,480 (11,380)
Low (¥)	3,600	5,200	5,440	9,500	11,410 (6,220)

Notes: 1. The shares of Nidec Corporation was listed on the first section of the Osaka Securities Exchange on September 1, 1998 and the first section brand at the Tokyo Stock Exchange on September 16, 1998.

2. Highest and lowest market share prices are quoted from the first section of the Osaka Securities Exchange.

3 Parenthesis ( ) indicates ex-rights price after the two-for-one stock split.

(2) Highest and lowest market share price over the last 6 months

	October 2005	November 2005	December 2005	January 2006	February 2006	March 2006
High (¥)	6,910	8,940	10,480	11,380	11,100	9,740
Low (¥)	6,310	7,090	8,520	8,850	8,470	8,420

Note: Highest and lowest market share prices are quoted from the first section of the Osaka Securities Exchange.

5. Directors and corporate auditors

Name	Position	Date of birth	Since	Number of Nidec shares owned as of June 23, 2005
				(in thousands)
Shigenobu Nagamori	President, Chief Executive Officer and Representative Director	August 28, 1944	1973	11,946
Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Representative Director	March 28, 1949	1973	235
Yasunobu Toriyama	Executive Vice President, Chief Financial and Accounting Officer and Director	September 18, 1938	1991	15
Kenji Sawamura	Executive Vice President	February 15, 1942	1998	4
Juntaro Fujii	Executive Vice President	February 20, 1945	2006	2
Yasuo Hamaguchi	Senior Managing Director	September 27, 1949	1974	261
Seizaburo Kawaguchi	Managing Director	October 27, 1953	1983	21
Tadaaki Hamada	Managing Director	August 14, 1948	2000	1
Seiichi Hattori	Director	December 30, 1953	1977	20
Tetsuo Inoue	Director	June 22, 1948	1999	2
Satoru Kaji	Director	October 4, 1947	1988	6
Takashi Iwata	Director	April 9, 1947	2003	2
Akira Kagata	Director	March 7,1943	2002	0
Kiyoyoshi Takegami	Director	December 28, 1954	1978	47
Toru Kodaki	Director	September 13,1949	2006	-
Hideo Asahina	Full-time Corporate Auditor	March 28, 1938	2003	0
Tadayoshi Sano	Full-time Corporate Auditor	April 13, 1944	1995	2
Tsutomu Katsuyama	Corporate Auditor	June 5, 1932	2003	-
Shiro Kuniya	Corporate Auditor	February,22,1957	2006	-
Yoshiro Kitano	Corporate Auditor	September ,30,1935	2006	-
Total				12,569

Note: Hideo Asahina, Full-time Corporate Auditor, and Tsutomu Katsuyama, Corporate Auditor, Shiro Kuniya, Corporate Auditor, and Yoshiro Kitano, Corporate Auditor, are outside Corporate Auditors.

6. Corporate Governance

(1) Perspectives on corporate governance

Nidec and its consolidated subsidiaries (the “Group”), with the goal of achieving greater company growth, profit and shareholder value, have worked to enhance the Group’s management (the “Management”) and management system based on the Group’s business creed and what it calls its “Three Management Principles.”

In May 2006, in the exercise of its responsibilities for the interests of the Group’s shareholders and other stakeholders, the Group adopted and codified the following Corporate Governance Policy to clarify its thinking on corporate governance, maintain and enhance its corporate governance, and gain stakeholders’ understanding on Nidec’s corporate governance position.

(Nidec Group Corporate Governance Policy)

1. Principle

The Nidec Group Corporate Governance Policy aims to establish the company’s integrity, gain social trust, and attain higher going concern value with the goal of achieving greater company growth, profits and shareholder value. Toward this end, the Group works to manage itself in a healthier and more efficient manner through sustainable and enhanced internal control and achieve management transparency through information disclosure.

2. Stakeholder Engagement

The Group believes it is essential that, for sustainable enhancement of corporate value, the Group must maintain good relations, and grow in concert with its varied stakeholders including shareholders, customers, suppliers, the environment, the society and employees.  The Group’s brushless motors and other products, with low power consumption, long durability and low noise, are widely used in IT and AV equipment, home appliances, automobiles, industrial machinery and other products.  The Group develops and supplies environment-friendly products and products needed by society, and is engaged in relevant activities to contribute to social development and alleviating the world’s environmental burden and enhancing sustainable corporate value.

3. Operational Management and Corporate Oversight

The Group’s Board of Directors makes important management-related decisions, and supervises business operations. The Board of Corporate Auditors audits the Board of Directors’ business operations and performs financial audits, acting and functioning similarly to a US audit committee. In order to execute management operations, the Group has a Management Meeting and a Managing Directors’ Meeting. The Management Meeting convenes monthly to understand business operations, including through meetings with respect to monthly financial settlement summary and business operations generally. This Meeting, with the attendance of Directors and responsible personnel of Nidec’s departments and offices to share information with one another, also serves to make decisions concerning future business operations. The Managing Directors’ Meeting, the consultative body to the CEO, is held and chaired by the COO on a weekly basis to discuss operational direction, plans, and other important considerations in the execution of business.

To further enhance management efficiency and transparency in its auditing system, the Group clarifies responsibilities under an individual office-based approach, sustains and improves its effective internal control system, and discloses information actively.

4. Internal Control

The Group has established a compliance system (as required of an NYSE-listed company) to clarify its risk management responsibility and promote the Management’s health and transparency. In addition, the Group has created a Nidec Policy Manual, the Group’s basic policy on internal control, to maintain and improve the effectiveness of its internal control system with respect to financial reporting system, based on Section 404 of the US Sarbanes-Oxley Act. This activity is the responsibility of the Internal Audit & Management Advisory, a specialized division supervising the Group's internal control activities. Further, to create corporate culture to promote internal control, and strengthen its management system, the Group has organized a Compliance Committee and a Risk Management Committee under the Board of Directors of the Company.  The Committees have as their secretariats the Compliance Office and the Risk Management Office, respectively.

5. Information Disclosure

The Group has introduced an information disclosure policy for fair, timely and proper disclosure of information to promote shareholders’ and other stakeholders’ understanding of our company and enable them to properly evaluate us, as well as to ensure our company’s accountability and enhance management transparency. More specifically, our company’s Disclosure Committee reviews the necessity, legality and appropriateness of information disclosure, and through active engagement in investor relations activities, provides feedback to management about shareholders’ requests and other information so that shareholders’ viewpoints are reflected in company management.

6. Subsidiary Governance

Nidec’s subsidiaries and affiliated companies operate based on their management principles and policies as Nidec Group companies, and are incorporated in Nidec’s internal control system. We dispatch our Directors and employees to these subsidiaries and affiliated companies. However, we also ensure these companies’ independency based on outside corporate auditors’ and experts’ opinions, and by making business decisions involving these companies after thoroughly discussing issues with them.

(2) Details of Corporate Organizations

Nidec has adopted the corporate auditor system. Currently, four of the five auditors are outside auditors, and we have appointed persons who are experts and who can monitor and audit management with their expertise and experience. While outside directors have not been appointed, we widely employ competent persons from the outside, and appoint directors who are experienced and have an executive ability, reflecting various viewpoints on business decisions.  In addition, by information disclosure through active IR activities, we have our shareholders judge if our company is being managed properly and efficiently by themselves, and ensure to reflect our shareholders’ viewpoints on the company management by feeding back their requests and other comments to managerial-level employees.

For our principal organizations, in addition to the general meeting of shareholders, representative directors, Board of Directors and corporate auditors as provided for in the Company Law, the Management Council and the Managing Directors’ Meeting have been established. The Management Council holds meetings on a monthly basis, in which discussions on business operation policy on the basis of results in the previous month are made by the representative director and other executives. The Managing Directors’ Meeting convenes on a weekly basis, in which discussions are made on important issues of management by the Executive Vice President and officers above the rank of Managing Director.

(3) Status of Improvement of Internal Controls

Nidec, as a NYSE-listed company, has organized an internal control system in its financial reporting, as required by the US Sarbanes-Oxley Act, Article 404, and has made efforts at improving its system to increase the credibility of financial statements and the soundness and transparency of management.

In September 2004, Nidec established the “Nidec Policy Manual”, the basic policy of internal control of Nidec Corporation and our affiliates, and as an implementation organization, established the Internal Audit & Management Advisory Department, which is a department dedicated exclusively to internal control in April 2004. The Internal Audit & Management Advisory Department has the role of conducting business and accounting audits of all the consolidated companies independently of the audit conducted by corporate auditors and instructing the examination and improvement of the internal control system.

In compliance with the recently established New Company Law, we have already included in our policy manual, and created systems for, many of the points that need to be formed as part of our internal control system, and, upon the execution of the Law, we are in the process of creating and enhancing systems for all of such points.

(4) Status of Improvement of Risk Management System

Nidec has provided “Regulations for Risk Management” in order to establish a risk management system, and has organized a Risk Management Committee and Risk Management Office. The Risk Management Committee was established under the Board of Directors, which develops annual policy, and based on this, each business function manager and department head prepares and implements the annual plan to make regulations for risk management thoroughly understood and for response and reporting to be made thoroughly. While the Risk Management Office works as a supportive organization, compiling and reporting proceedings, the Internal Audit & Management Advisory Department conducts audits of the overall organization of the risk management system.

Apart from the “Regulations for Risk Management” provided in relation to day-to-day risk management, “Regulations for Crisis Management” has also been enacted in preparation for situations where risk emerges and an actual response to a crisis becomes necessary.

(5) Status of Improvement of Compliance System

In our compliance system, relevant committees, functioning under the oversight of the Board of Directors, formulate annual guidelines, along which respective functional managers and department heads map out and implement yearly execution plans to ensure conformity with Nidec’s code of ethics, response and reporting. While the Compliance Office supports, compiles and reports proceedings, the Internal Audit & Management Advisory Department inspects improvement of the overall system.

In order to achieve thorough compliance, an internal whistle-blowing system has been established, which protects whistle blowers.

As a code of ethics, the following seven items are provided:

a) Prohibition of acts of conflicts of interest and competitive work

b) Disclosure of correct information

c) Confidentiality

d) Prohibition of unfair transactions

e) Protection and proper use of company assets

f) Compliance with laws and regulations

g) Obligation to report irregularities

(6) Internal Audits and Audits by Corporate Auditors and Status of Accounting Audit

As for accounting audits, Nidec Corporation has entered into an audit engagement with ChuoAoyama Audit Corporation, and Nidec Corporation is subject to accounting audits under the Commercial Code and Securities and Exchange Law. Accounting auditors conduct accounting audit on financial statements from the standpoint of an independent third party and report the results including comments and points to be improved to Nidec.

Accounting audit for the year ended March 31, 2006 was conducted as follows:

Accountant’s name and years of involvement (The parenthetic figures show the years of involvement as of March 31, 2006)
Designated Partner and Engagement Partner	Yukihiro Matsunaga (6 years) Kazumi Fukai (2 years) Hirokaze Hanai (2 year) Akihiro Kajita (1 year)

Assistant members of audit engagement team
Accountant	6 persons
Junior Accountant	11 persons
Others	9 persons

Corporate auditors conduct business operating audits on a regular basis and share their reports to improve the efficiency of audits through audit or meetings. In addition, details of audits are reported to the Board of Directors every month, in which the points that need to be improved are indicated. These points are checked again in the following audit.

Internal audits are conducted by the Internal Audit & Management Advisory Department, and in order to secure the credibility of financial reports, as required by the US Sarbanes-Oxley Act, Article 404, the Company has established a system of checks and instructions for improvements and operation of internal control of the Company and its subsidiaries to build a system for prevention of occurrence of problems.

For coordination of each audit function, audits of the Internal Audit & Management Advisory Department have been conducted on the basis of the findings of audit reports from ChuoAoyama Audit Corporation. The Internal Audit & Management Advisory Department coordinates audit plans with corporate auditors in advance to conduct efficient audits of each other, and audits are conducted with corporate auditors as appropriate.

(7) Outline of Personal Relationships, Capital Relationships or Transactional Relationships and other Interests among Nidec, Outside Directors and Outside Auditors

Nidec has not appointed outside directors. There are no personnel, capital or transactional relationships and other interests between Nidec and outside auditors.

(8)Directors’ Fees

Details of remuneration paid to Directors and Corporate Auditors are as follows.

Nidec did not disclose details of director fees, due to the fact that Nidec has not appointed outside directors

Year ended March 31, 2006 (¥ Million)
Directors	244
Corporate Auditors	40
Total	284

(9) Audit Fees

Details of remuneration paid to ChuoAoyama Audit Corporation for services Nidec received are as follows.

Year ended March 31, 2006 (¥ Million)
Remuneration for audit certificate based on article 2-1 of the Public Accountant Law of Japan	112
Remuneration for audit certificate, except for article 2-1 of the Public Accountant Law of Japan	56
Total	168

Section 5 Financial information

1. Preparation of consolidated financial statements and non-consolidated financial statements

(1) We prepared the consolidated financial statements for the period ended March 31, 2006 in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28, 1976) Article 87 and generally accepted accounting principles in the United States.

(2) The company prepared the non-consolidated financial statements in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements (Ministry of Finance Ordinance No. 59, 1963).

The non-consolidated financial statements for the current interim accounting period (from April 1, 2004 to March 31, 2005) were prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” before it was revised.

2. Independent Accountants Report

The consolidated/non-consolidated financial statements for the previous interim accounting period (from April 1, 2004 to March 31, 2005) and the current interim accounting period (from April 1, 2005 to March 31, 2006) were reviewed by ChuoAoyama Audit Corporation in accordance with article 193-2 of the Securities and Exchange Law of Japan.

1. Consolidated Financial Statements

1. Consolidated Financial Statements are stated in “Form 20-F”filed with the Securities and Exchange Commission on September 25, 2006.

2. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

Assets	March 31		March 31
	2005		2006
	¥ Millions	%	¥ Millions	%
Current assets:
Cash and bank deposits	¥9,944		¥13,657
Notes receivable (Note4)	1,132		1,094
Accounts receivable (Note4)	39,806		47,586
Finished products	2,232		5,505
Raw materials	46		41
Work in process	192		321
Supplies	114		136
Advances	5		6
Prepaid expenses	368		440
Deferred income taxes	1,488		1,684
Short-term loans to affiliates	30,167		42,781
Other receivables (Note4)	5,489		5,832
Other current assets	52		66
Allowance for doubtful accounts	(742)		(917)
Total current assets	90,293	34.5	118,232	39.0
Fixed assets:
Tangible assets	22,476	8.6	22,432	7.4
Buildings (Note1)	8,720		9,683
Structures	185		265
Machinery and equipment	1,191		1,185
Vehicles and delivery equipment	12		8
Tools, furniture and fixtures	1,464		1,735
Land (Note6)	9,987		9,537
Construction in progress	917		19
Intangible assets	133	0.1	116	0.0
Patents	1		1
Goodwill	-		1
Software	81		75
Telephone	24		24
Utility rights	27		15
Other	-		0
Investments and other assets	148,673	56.8	162,252	53.6
Investment in securities (Note1)	8,203		7,224
Investment securities of affiliates	125,145		138,211
Investments other than securities	3		3
Investment in affiliates	9,676		12,513
Long-term loans to affiliates	986		2,475
Bankruptcy and other claims	492		523
Long-term prepaid expenses	638		458
Deferred income taxes	2,197		986
Other (investments)	1,876		404
Allowance for doubtful accounts	(543)		(545)
Total fixed assets	171,282	65.5	184,800	61.0
Total assets	261,575	100.0	303,032	100.0

Liabilities and Shareholders’ Equity	March 31		March 31
	2005		2006
	¥ Millions	%	¥ Millions	%
Current liabilities:
Notes payable (Note4)	¥133		¥97
Accounts payable (Note4)	27,078		29,205
Short-term borrowings	11,200		32,190
Current portion of long-term debt	914		605
Current portion of convertible bond	5,394		-
Accrued liabilities (Note4)	2,638		4,456
Accrued expenses	617		652
Income taxes payable	1,674		2,722
Advances received	10		2
Deposits received	135		74
Deferred credit	606		645
Accrued bonuses to employees	1,062		1,169
Notes payable for construction	485		39
Other current liabilities	4		5
Total current liabilities	51,950	19.9	71,861	23.7
Non-current liabilities:
Corporate bonds	30,000		27,000
Long-term debt	1,205		600
Accrued severance and benefit costs	998		1,191
Accrued retirement benefit to directors	107		-
Discount on bond	638		413
Other current non-current liabilities	2,230		1,740
Total fixed liabilities	35,178	13.4	30,944	10.2
Total liabilities	87,128	33.3	102,805	33.9
Shareholders’ equity:
Common stock (Note2)	61,180	23.4	65,649	21.7
Additional paid-in capital	65,403	25.0	69,870	23.1
Retained earnings	47,242	18.1	63,175	20.8
Legal reserve	721		721
Reserve for general purpose	33,150		41,650
Unappropriated retained earnings	13,371		20,804
Land revaluation reserve (Note6)	(813)	(0.3)	(599)	(0.2)
Net unrealized loss on securities	1,583	0.6	2,369	0.8
Treasury stock (Note3)	(148)	(0.1)	(237)	(0.1)
Total shareholders’ equity	174,447	66.7	200,227	66.1
Total liabilities and shareholders’ equity	261,575	100.0	303,032	100.0

(2) Non-consolidated Statements of Income

	For the year ended March 31,
	2005		2006
	¥ Millions	%	¥ Millions	%
Net sales (Note1)	¥130,351	100.0	¥168,220	100.0
Cost of sales	114,841	88.1	146,013	86.8
Initial stock	2,201		2,241
Reversal of valuation loss of finished goods	(22)		(9)
Reversal of valuation loss of working in process	(16)		(23)
Reversal of valuation loss of raw materials	(1)		(2)
Current cost of goods manufactured (Note3)	11,708		14,491
Purchases of goods for the term (Note1)	102,336		133,629
Transfer to other accounts (Note2)	842		1,175
Total	117,048		151,502
Inventory at the end of period	2,241		5,519
Valuation loss of finished goods	9		15
Valuation loss of working in process	23		13
Valuation loss of raw materials	2		2
Gross profit	15,510	11.9	22,207	13.2
Selling, general and administrative expenses	13,158	10.1	13,355	7.9
Sales commissions	1,199		1,523
Freight & packing	363		3,535
Advertising	79		59
Provision for doubtful accounts	761		115
Officer’s salaries	274		284
Salaries	2,475		2,631
Bonus	500		536
Provisions for bonus	487		528
Provision for retirement cost	216		152
Provision of retirement allowance for officer	2		-
Legal welfare expenses	725		770
Welfare	186		205
Depreciation	457		343
Research and development (Note3)	3,644		3,767
Rentals	246		256
Other taxes and dues	300		296
Communication	78		82
Traveling	197		225
Office supplies	44		69
Office expenses	11		12
Other commissions	716		928
Entertainment expenses	12		11
Other	186		210
Operating income	2,352	1.8	8,852	5.3

	For the year ended March 31,
	2005		2006
	¥ Millions	%	¥ Millions	%
Other income	11,903	9.1	16,984	10.1
Interest income (Note1)	319		1,052
Dividend income (Note1)	9,774		11,802
Foreign exchange gain, net	1,026		3,187
Other	784		943
Other expenses	787	0.6	1,292	0.8
Interest expense	153		586
Interest on corporate bonds	64		10
Sales discount	112		227
Share issuance expense	322		2
Other	136		467
Recurring profit	13,468	10.3	24,544	14.6
Extraordinary gains	1,165	0.9	1,945	1.1
Gain on sale of fixed assets (Note4)	43		8
Gain on sale of marketable securities	632		1,843
Gain on sale of investment in affiliates	1		-
Gain on reversal of allowance for doubtful accounts	-		16
Gain on reversal of provision for retirement allowances for directors and corporate auditors	382		-
Other	107		78
Extraordinary losses	1,030	0.8	669	0.4
Loss on disposal of property, plant and equipment (Note5)	222		307
Loss on support of subsidiary	808		-
Loss on impairment (Note6)	-		362
Income before income taxes	13,603	10.4	25,820	15.3
Income taxes (Current)	2,799	2.1	5,515	3.3
Income taxes (Deferred)	(1,621)	(1.2)	439	0.2
Net income	¥12,425	9.5	¥19,866	11.8
Retained earnings brought forward from previous period	2,247		2,940
Reversal of land revaluation reserve	112		(214)
Interim dividend payments	1,413		1,788
Unappropriated retained earnings for the period	¥13,371		¥20,804

Manufacturing costs statement

	For the year ended March 31,
	2005		2006
	¥ Millions	%	¥ Millions	%
Material cost	¥3,325	26.4	¥5,738	37.6
Amount paid to subcontractor	734	5.8	331	2.2
Labor cost (Note 1)	4,709	37.4	4,975	32.6
Charge (Note 2)	3,838	30.4	4,205	27.6
Total manufacturing costs incurred for the current term	12,606	100.0	15,249	100.0
Initial goods in process	200		215
Total	12,806		15,464
Transfer to other accounts (Note3)	883		640
Ending work in process	215		333
Current cost of goods manufactured	¥11,708		¥14,491

Notes: 1. Labor cost includes the following:

Item	For the year ended March 31, 2005	For the year ended March 31, 2006
	Japanese Yen (million)	Japanese Yen (million)
Transfer to Accrued bonuses to employees	¥403	¥442
Transfer to Reserve for retirement allowances	¥174	¥127

2. Distribution of charge includes the following:

Item	For the year ended March 31, 2005	For the year ended March 31, 2006
	Japanese Yen (million)	Japanese Yen (million)
Depreciation cost	¥588	¥566

3. Distribution of transfer to other accounts includes the following:

Item	For the year ended March 31, 2005	For the year ended March 31, 2006
	Japanese Yen (million)	Japanese Yen (million)
Liquidating sale	¥744	¥758
Loss from revaluation	4	-
Other	135	(118)
Total	¥883	¥640

Note: Liquidating sale includes sales to affiliates due to the transfer of production.

4. Valuation method of cost accounting

Valuation method of cost accounting: Process cost system by product

(3) Allocation of Retained Earnings

	Year ended March 31, 2005	Year ended March 31, 2006
	(June 23, 2005)	(June 22, 2006)
	¥ Millions	¥ Millions
1.Unallocated profit	¥13,371	¥20,804
2.This will be allocated as follows;
Dividend payments (¥10/share)	1,781	2,893
Bonuses to directors and corporate auditors	150	180
General reserve	8,500	14,500
Total	10,431	17,573
3.Retained earnings to be carried forward	¥2,940	¥3,231

Notes: parentheses indicate the dates of the annual general meetings of shareholders.

Important Items Regarding the Basis of Preparation of Financial Statements

Previous Fiscal Year (From April 1, 2004 to March 31, 2005)

1. Valuation method of securities

1) Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

2) Other securities with fair market value:

Stated based on the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated based on the market value method by the moving average method

2. Valuation method of derivatives: Stated based on the market value method

3. Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

4. Method of depreciation of fixed assets

1) Tangible fixed assets: Declining-balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings and structures: 2 to 50 years

Machinery and equipment: 2 to 9 years

2) Intangible fixed assets: Fixed amount method

Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

5. Valuation method of deferred asset

1) Cost for the issuance of shares:

Recognized as expensed

6. Translation of assets and liabilities denominated in foreign currencies to the Japanese yen

Assets and liabilities denominated in foreign currencies are translated at the exchange rate as of the fiscal year end, with the resulting difference included in gains or losses.

7. Allocation of allowances

1) Allowances for doubtful accounts

Appropriate allowances are allocated for receivables based on the historical loss experience and, in case of specific receivables, the amount of estimated loss is reviewed individually.

2) Allowances for bonuses to employees

Nidec Corporation allocates allowances for bonuses to employees based on the estimated amount of payment.

3) Allowances for employees’ retirement allowance

Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

4) Allowances for retirement allowances for directors and corporate auditors

Allowances for retirement allowances for directors and corporate auditors are allocated based on internal rules.

(Additional information)

The Company adopted a resolution at the board of directors’ meeting held on December 15, 2004 that the scheme of retirement allowance for directors and corporate auditors shall be abolished as of December 31, 2004 (provided, that retirement allowance shall be paid to the directors and corporate auditors who would resign in June 2005 with the approval of the general meeting of shareholders as before, and to the retiring directors and corporate auditors whom the retirement allowance has not been paid after the approval of the resolution of payment of retirement allowance at the previous general meeting of shareholders in accordance with the resolution.).

8. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

2) Method and object of hedge

Method of hedging

Forward exchange contracts

Object of hedging

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

3) Hedging policy

In order to reduce market risk exposures from fluctuations in foreign exchange, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness of hedge accounting if the denominated currency and the notional amount and the contract period are the same.

10. Other important items for the preparation of financial statements

1) Accounting for consumption taxes: Consumption Taxes are excluded from revenues and expenses and recorded as asset or liability.

Current Fiscal Year (From April 1, 2005 to March 31, 2006)

1. Valuation method of securities

1) Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

2) Other securities with fair market value:

Stated based on the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated based on the market value method by the moving average method

2. Valuation method of derivatives: Stated based on the market value method

3. Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

4. Method of depreciation of fixed assets

1) Tangible fixed assets: Declining-balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings and structures: 2 to 50 years

Machinery and equipment: 2 to 9 years

2) Intangible fixed assets: Fixed amount method

Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

5. Valuation method of deferred asset

1) Cost for the issuance of shares:

Recognized as expensed

6. Translation of assets and liabilities denominated in foreign currencies to the Japanese yen

Assets and liabilities denominated in foreign currencies are translated at the exchange rate as of the fiscal year end, with the resulting difference included in gains or losses.

7. Allocation of allowances

1) Allowances for doubtful accounts

Appropriate allowances are allocated for receivables based on the historical loss experience and, in case of specific receivables, the amount of estimated loss is reviewed individually.

2) Allowances for bonuses to employees

Nidec Corporation allocates allowances for bonuses to employees based on the estimated amount of payment.

3) Allowances for employees’ retirement allowance

Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

8. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

2) Method and object of hedging

Method of hedging

Forward exchange contracts

Object of hedging

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

3) Hedging policy

In order to reduce market risk exposures from fluctuations in foreign exchange, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness of hedge accounting if the denominated currency, the notional amount and the contract period are the same.

10. Other important items for the preparation of financial statements

1) Accounting for consumption taxes: Consumption Taxes are excluded from revenues and expenses and recorded as asset or liability.

2) Application of consolidated taxation system

Nidec Corporation has adopted consolidated taxation system from this fiscal year ended March 31, 2006.

Change of Important Items Regarding the Basis of Preparation of Financial Statements

Current Fiscal Year (From April 1, 2005 to March 31, 2006)

<Accounting for impairment of fixed assets>

Accounting standard on impairment of fixed assets and guideline for accounting of impairment of fixed assets based on the Japanese GAAP are adopted from this fiscal year ended March 31, 2006.

As a result, ¥362 million of impairment loss is reported as extraordinary losses.

Based on revised regulations of financial statement, the impairment loss amount is recognized as decreases in each fixed assets.

Change of representation of accounts in the non-consolidated financial statement

Previous Fiscal Year (From April 1 to March 31, 2005)

(Non-Consolidated Balance Sheet）

Based on the revision of the Report of Accounting Institution Committee, No. 14, the “Practical Guidelines for Financial Instruments Accounting, etc.” the Company transferred “Investment in investment limited partnership and similar partnership” to “Investment securities” from “Investments,” the affected amount of which was ¥388 million .

(Non-Consolidated Statement of Income）

“Share issuance expense” and “Sales discount”, which had been included in “Other” losses up until the previous year, are independently stated as of the current year as they have exceeded 10/100 of the total amount of non-operating expenses for the current year. The amount at the end of the previous year was ¥0 million for “Share issuance expense” and ¥32 million for “Sales discount.”

Additional information

Previous Fiscal Year (From April 1 to March 31, 2005)

(Pro forma standard taxation）

In compliance with the “Act Concerning Partial Reform of the Local Tax Law“, which was officially announced by the Japanese government on March 31, 2003, the Pro Forma Standard Taxation was introduced for the Corporate Enterprise Tax effective for the fiscal year starting April 1, 2004.

The value-added input and capital input portions of the enterprise tax were treated as selling, general and administrative expenses and cost of sales in accordance with Practical Guidance Report No.12, “Treatment of the Pro Forma Standard Tax Portion of Corporate Tax in the Statements of Income,” announced by the Accounting Standards Board of Japan on February 13, 2004.

As a result, cost of sales increased by ¥131 million and selling, general and administrative expenses increased ¥79 million. Operating income, recurring profit and income before income taxes decreased by ¥210 million, respectively.

Notes to the Non-Consolidated Balance Sheets

1. The price of advanced depreciation excluded from acquisition value is as follows:

	Japanese yen (Millions)
	As of March 31, 2005	As of March 31, 2006
Building	¥26	¥26

2. Common stock

	Shares (Thousand)
	As of March 31, 2005	As of March 31, 2006
Authorized capital	240,000	480,000
Total issued and outstanding shares	71,252	144,661

3. Treasury shares

	Shares
	As of March 31, 2005	As of March 31, 2006
The number of treasury shares of common stock	15,602	42,110

4. Affiliate companies

Assets and liabilities regarding affiliate companies, excluding those classified, are as follows:

	Japanese yen (Millions)
	As of March 31, 2005	As of March 31, 2006
Current assets
Notes receivable	¥37	¥37
Accounts receivable	28,417	34,962
Other receivables	5,053	5,137
Current liabilities
Notes payable	0	-
Accounts payable	21,030	23,923
Accrued liabilities	¥333	¥1,188

5. Contingent liabilities

Japanese yen (Millions)
	As of March 31, 2005	As of March 31, 2006
Amount of debt securities from bank loans
(Affiliated companies)
Nidec Philippines Corporation	¥1,289 (Including US$12,000 thousand)	-
Nidec (Zhejiang) Corporation	322 (US$3,000 thousand)	-
Nidec (DongGuan) Ltd.	215 (US$2,000 thousand)	-
Total	¥1,826	-
(US$17,000 thousand)

6. Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation is shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as stipulated in Clause 4, Article 2 of the Enforcement Regulations of the Law Concerning Revaluation of Land (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of reasonably adjusting the land price for computing the base of taxation of the land value tax as specified in Article 16 of the Land Value Tax Law (Law No. 69 of 1991).

Note:

Date of the revaluation of land: March 31, 2000

The difference between revalued book amount and the quotation as of March 31, 2005

¥2,124 million

The difference between revalued book amount and the quotation as of March 31, 2006

¥2,234 million

7. Restriction of dividends

As of March 31, 2005

The amount of net unrealized gain on securities is ¥1,583 million. The amount is deducted from profit available for dividends.

As of March 31, 2006

The amount of net unrealized gain on securities is ¥2,369 million. The amount is deducted from profit available for dividends.

8. A accumulated impairment losses is included in a cumulated depreciation.

Notes to Non-Consolidated Statements of Income

1. Affiliated companies

	Japanese yen (Millions)
	For the year ended March 31,
	2005	2006
Sales from affiliated companies	¥73,749	¥99,607
Purchase of products from affiliated companies	101,346	129,521
Interest received from affiliated companies	210	721
Dividend earned from affiliated companies	¥9,710	¥11,664

2. Transfer from other accounts

A part of cost of sales accounted for trial products was transferred from selling, general and administrative expenses.

3. Amount of Research and Development expenses

	Japanese yen (millions)
	For the year ended March 31,
	2005	2006
Research and Development expenses included in selling, general and administrative expenses and cost of sales	¥14,978	¥17,796

4. Gain on sale of fixed assets

	Japanese yen (millions)
	For the year ended March 31,
	2005	2006
Buildings	¥10	¥5
Structures	1	-
Machinery and equipment	0	3
Tools, furniture and fixtures	2	0
Vehicles and delivery equipment	-	0
Land	30	-
Total	¥43	¥8

5. Loss on disposal of fixed assets

	Japanese yen (millions)
	For the year ended March 31,
	2005		2006
	Loss on disposal	Loss on sale	Loss on disposal	Loss on sale
Buildings	¥18	¥-	¥12	¥36
Structures	14	-	-	-
Machinery and equipment	23	3	12	8
Vehicles and delivery equipment	0	-	-	-
Tools, furniture and fixtures	19	1	7	0
Land	-	144	-	232
Total	¥74	¥148	¥31	¥276

6. Loss on impairment

As of March 31, 2005

Not applicable.

As of March 31, 2006

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which have unforeseeable use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥362 million of extraordinary losses). The details are as follows.

Assets	Address	Loss of impairment
Building and others	Itabashi, Tokyo	¥41 million
Land and others	Mimasaka, Okayama	¥78 million
Building and others	Kyotango, Kyoto	¥152 million
Land	Kyotango, Kyoto	¥91 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets. Market value of assets that is difficult to sale or to divert is calculated as ¥0.

Notes to Leases

Year ended March 31, 2005

Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

1) Acquisition costs, accumulated depreciation and net leased property

			( millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥60	¥12	¥48
Structures	6	1	5
Tools, furniture and fixtures	945	420	525
Software	9	8	1
Total	¥1,020	¥441	¥579

Note: With regard to acquisition costs, due to the small proportion of future lease payments in tangible assets at the fiscal year end, future lease payments include the imputed interest payment.

2) Future lease payment at the fiscal year end

Due within one year	¥207 million
Due over one year	¥372 million
Total	¥579 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense payment.

3) Lease payments and depreciation

Lease payments	¥276 million
Depreciation	¥276 million

4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the fixed amount method in which the lease period is the period of depreciation and the remaining balance is zero

Year ended March 31, 2006

Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

1) Acquisition costs, accumulated depreciation, accumulated impairment losses and net leased property

			( millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥60	¥18	¥42
Structures	6	2	4
Vehicles and delivery equipment	11	7	4
Tools, furniture and fixtures	928	450	478
Total	¥1,005	¥477	¥528

Note: With regard to acquisition costs, due to the small proportion of future lease payments in tangible assets at the fiscal year end, future lease payments include the imputed interest payment.

2) Future lease payment at the fiscal year end

Due within one year	¥189 million
Due over one year	¥339 million
Total	¥528 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense payment.

3) Lease payments, reversal of lease assets decrease calculation, depreciation and impairment losses

Lease payments	¥239 million
Depreciation	¥239 million

4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the fixed amount method in which the lease period is the period of depreciation and the remaining balance is zero.

2. Operating leases (Lessee)

Year ended March 31, 2005

Future lease payments
Due within one year	¥1 million
Due over one year	1 million
Total	¥2 million

Year ended March 31, 2006

Future lease payments
Due within one year	¥1 million
Due over one year	0 million
Total	¥1 million

（impairment losses）

Not applicable.

Notes to Marketable Securities

As of March 31, 2005

Marketable Securities of Subsidiaries and Affiliates

			(millions)
	Carrying amount	Fair value	Balance
Investment in subsidiaries	¥91,969	¥205,876	¥113,907
Investment in affiliates	-	-	-
Total	¥91,969	¥205,876	¥113,907

As of March 31, 2006

Marketable Securities of Subsidiaries and Affiliates

			(millions)
	Carrying amount	Fair value	Balance
Investment in subsidiaries	¥100,753	¥295,299	¥194,546
Investment in affiliates	-	-	-
Total	¥100,753	¥295,299	¥194,546

Notes to Accounting for Income Taxes

1. Details for deferred tax assets and liabilities

	Japanese yen (millions)
	Year ended March 31, 2005	Year ended March 31, 2006
Deferred tax assets (current)
Disallowed provisions for bad debts	¥162	¥375
Disallowed provisions for bonus	495	546
Disallowed unpaid business tax	496	456
Write-down for inventories	41	36
Disallowed accrued amount expense	46	25
Allowed deferred credit	246	246
Others	2	-
Total	1,488	1,684

Deferred tax assets (non-current)
Valuation loss on investment securities	99	88
Disallowed depreciation	201	208
Disallowed loss on retirement of fixed assets	353	322
Accrued for retirement benefit to employees	483	561
Accrued retirement benefit to directors	55	34
Foreign tax credit to be unused	1,629	724
Allowed long-term deferred credit	902	656
Impairment loss on fixed assets	-	149
Others	19	27
Subtotal Total	3,741	2,769
Valuation allowance	(487)	(149)
Total	3,254	2,620

Deferred tax liabilities (non-current)
Unrealized gains (losses) on securities, net of reclassification adjustment	1,057	1,634
Total	1,057	1,634

Deferred tax assets, net	2,197	986

2. Details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31, 2005	Year ended March 31, 2006
Statutory rate of taxation	41.0%	41.0%
（Adjustments）
Disallowed expenses such as entertainment	2.3	0.4
Disallowed profit such as dividend received	(4.4)	(4.1)
Foreign tax credit	(19.7)	(10.9)
Inhabitant tax per capita levy	0.2	0.1
Valuation allowance	(8.1)	(1.3)
Other	(2.6)	(2.1)
Obligation rate based on the tax effect accounting	8.7%	23.1%

Notes to Per Share Data

Year ended March 31, 2005	Year ended March 31, 2006
Net asset value per share is ¥2,446.73. Net income per share (common) is ¥176.03. Net income per share (diluted) is ¥167.93.

Net asset value per share is ¥1,383.27.

Net income per share (common) is ¥137.24.

Net income per share (diluted) is ¥132.27.

The Company implemented a two-for one split effective November 18, 2005 on its common stock held by the shareholders on record as of September 30, 2005.

 Following per-share amounts of net assets, basic and diluted net income for the year ended March 31, 2005 retroactively reflect the effect of the stock split, assuming the split had taken effect on April 1, 2004.

Net asset value per share is ¥1,223.36.

Net income per share (common) is ¥88.01.

Net income per share (diluted) is ¥87.97.

Notes: The basic items for the calculation of net income per share (common) and net income per share (diluted) are as follows.

	Year ended March 31, 2005	Year ended March 31, 2006
Net income per share (common)
Net income for the period (¥ million)	12,425	19,866
Amount not attributing to ordinary shareholders (¥ million)	150	180
(directors' bonuses as a appropriation of earnings)	150	180
Net income for common share (¥ million)	12,275	19,686
Average number of common share for the period (thousand shares)	69,735	143,445

Net income per share (diluted) after adjustment
Net income to be adjusted (¥ million)	44	11
(interest expenses and management expenses for bond issued after deducting relevant taxes)	44	11
Increased number of common shares (thousand shares)	3,625	5,470
(stock acquisition rights)	2,330	4,598
(convertible bond)	1,295	872
Outlines for diluted shares excluded from the calculation of net income ineffectiveness of dilution	-	-

Subsequent event

Not applicable

Section 6 Outline of Share Handling of the Company

Fiscal year end	March 31
Shareholders meeting	June
Period in which the list of shareholders is unavailable for inspection	──────
Base date	March 31
Types of stock certificate	Stock certificate of 100 shares, 1,000 shares, 5,000 shares and 10,000 shares
Base date for interim dividend	September 30
Number of shares per unit	100 shares
Share transfer
Handled at:	The Sumitomo Trust & Banking Co., Ltd Transfer Agent Department 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Handled by:	The Sumitomo Trust & Banking Co., Ltd 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Agent:	The Sumitomo Trust & Banking Co., Ltd All branch office in Japan Daiwa Securities Co. Ltd All branch office in Japan Japan Securities Agents, Ltd All branch office in Japan
Fee for share transfer	None
Issuing fee of new stock certificate:	Issuing of non-possession stock certificate and reissuing of stock certificate due to losses: ¥300 per stock certificate
Purchase of share less than one unit
Handled at:	The Sumitomo Trust & Banking Co., Ltd Transfer Agent Department 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Handled by:	The Sumitomo Trust & Banking Co., Ltd 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Agent:	The Sumitomo Trust & Banking Co., Ltd All branch office in Japan Daiwa Securities Co. Ltd All branch office in Japan Japan Securities Agents, Ltd All branch office in Japan
Purchasing fee	Handling fee for trading of stocks, as separately stipulated.
Posting of official announcement

Electric Public-Notice

URL: http://www.nidec.co.jp/kohkoku/index.html

However, in the event that any accident or other unavoidable reasons have occurred which make electronic official announcement impossible, our official announcement shall be published in The Nihon Keizai Shimbun.

Special privileges to shareholders	None

 Note: From April 1, 2003, Application fee for registration of loss of stock certificate is as follows: ¥10,000 per application Handling fee of stock certificate concerning the application of registration of loss of stock certificate: ¥500 per stock certificate

Section 7 Filing information

Nidec Corporation filed the following documents with the Kanto Local Finance Bureau between April 1, 2005 and June 23, 2006.

(1) “Yukashoken-hokokusyo (Annual Securities Report)” and its attachments

Accounting period: From April 1, 2004 to March 31, 2005

Filing date: June 24, 2005

(2)”Hanki-hokokusyo (Semiannual Securities Report)

Accounting period: From April 1, 2005 to September 30, 2005

Filing date: December 21, 2005

(3) Amendment of “Hanki-hokokusyo (Annual Securities Report)”

 Amended report of (2)

 Filing date: June 23, 2005

Chapter 2 Information on guarantors

 None